Exhibit 99.2

LI-CYCLE HOLDINGS CORP.

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING

OF SHAREHOLDERS OF LI-CYCLE HOLDINGS CORP.

TO BE HELD ON APRIL 27, 2023

March 3, 2023

Letter to Shareholders from the Co-Founders

Dear Shareholders,

On behalf of the Board of Directors of Li-Cycle Holdings Corp. (“Li-Cycle” or the “Company”), we invite you to attend our Annual General Meeting of Shareholders to be held on April 27, 2023 at 8:30 a.m. (Eastern time). The meeting will be held online via live audio webcast, as set out in further detail in the accompanying Notice of Meeting and Management Information Circular.

The Management Information Circular contains important information about the meeting and the business to be conducted, including voting, the individuals nominated to serve as directors, our corporate governance practices and our approach to executive compensation. It also describes the Board of Directors’ role and responsibilities.

We would like to take this opportunity to thank our out-going directors, Mr. Rick Findlay and Mr. Alan Levande, for their service to Li-Cycle, and to welcome our new director nominee, Susan Alban, whose nomination reflects our commitment to enhancing the diversity and independence of our Board. The Company is in the process of recruiting an additional independent director with audit committee financial expertise and we look forward to announcing that appointment later in 2023.

As an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, we are strategically scaling our Spoke & Hub network to serve our customers around the world to create a closed-loop battery supply chain. We are proud to be a sustainability leader in our industry and supporting the acceleration of the global clean energy transition.

Your participation in the affairs of the Company is important to us. We encourage you to review the Management Information Circular and exercise your vote by completing and returning your proxy form online, by mail or telephone in advance of the meeting, or by voting online at the meeting.

On behalf of everyone at Li-Cycle, we appreciate your ongoing support of our Company.

DATED March 3, 2023

Sincerely,

Ajay Kochhar Co-Founder, Director and Chief Executive Officer	Tim Johnston Co-Founder, Director and Executive Chair

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NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS OF LI-CYCLE HOLDINGS CORP.

To the Shareholders of Li-Cycle Holdings Corp.:

Notice is hereby given that the annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Shares”) in the capital of Li-Cycle Holdings Corp. (the “Company”) will be held on April 27, 2023 at 8:30 a.m. (Eastern Time) via live audio webcast online at www.virtualshareholdermeeting.com/LICY2023 for the following purposes:

1.	to receive the Company’s consolidated financial statements for the fiscal year ended October 31, 2022, including the auditor’s report thereon;

2.	to elect 8 directors of the Company who will serve until the end of the next annual Shareholders meeting or until their successors are elected or appointed;

3.	to appoint the external auditor of the Company and to authorize the Company’s board of directors to fix the auditor’s remuneration; and

4.	to consider such other business that may properly come before the Meeting or any adjournment thereof.

You are entitled to receive notice of, and vote at, the Meeting or any postponement(s) or adjournment(s) of the Meeting if you are a Shareholder of record on March 6, 2023 (the “Record Date”).

Meeting Materials

As permitted by Canadian securities regulators, the Company is using notice-and-access to deliver (a) its management information circular in respect of the Meeting (the “Circular”), and (b) its audited consolidated financial statements for the fiscal year ended October 31, 2022 and related management’s discussion and analysis (each of which forms part of the Company’s annual report on Form 20-F) to both its registered and non-registered Shareholders. Using notice-and-access, the Company can deliver proxy-related materials by (i) posting the Circular and other proxy related materials on a website other than www.SEDAR.com (instead of mailing them to Shareholders), and (ii) sending a notice informing Shareholders that the Circular and other proxy related materials have been posted online and explaining how to access such materials. Notice-and-access reduces the Company’s printing and mailing costs and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a form of proxy or a voting instruction form in the mail, which you may use to vote your Shares but, instead of receiving a paper copy of the Circular and the Company’s annual consolidated financial statements and related management’s discussion and analysis, you will receive a notice with instructions indicating how you can access those documents electronically (the “Notice of Meeting”). The Circular and the Company’s consolidated financial statements for the fiscal year ended October 31, 2022 and related management’s discussion and analysis are each available at https://materials.proxyvote.com/50202P, on our website at https://investors.li-cycle.com/events-and-presentations/ , on SEDAR at www.SEDAR.com, and on EDGAR at www.sec.gov.

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All Shareholders are reminded to review the Circular before voting their Shares.

Your vote is important

If you are a registered Shareholder or duly appointed proxyholder, you are entitled to vote at the Meeting online. However, even if you currently plan to participate in the webcast for the Meeting, you are encouraged to consider voting your Shares in advance, so that your vote will be counted if you later decide not to or are unable to attend the Meeting for any reason.

Voting instructions and proxyholder appointments must be received by Broadridge by 8:30 a.m. (Eastern Time) on April 25, 2023 (or, if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting).

Beneficial (non-registered) Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary should carefully follow the instructions of their intermediary to ensure that their Shares are voted at the Meeting in accordance with their instructions.

Only registered Shareholders and duly appointed proxyholders (including beneficial (non-registered) Shareholders who have duly appointed themselves as proxyholder) will be entitled to vote at the Meeting online. Guests will be able to attend the Meeting but will not be able to submit questions, vote their shares (if any) or otherwise participate in the Meeting. Please note that registered Shareholders and duly appointed proxyholders will need the 16-digit control number indicated on the form of proxy or voting instruction form accompanying the Notice of Meeting or the 8-character Appointee Identification Number, as applicable, in order to log on to the Meeting as “Shareholder” or “Proxyholder / Appointee”. Otherwise, they will have to log on as “Guests”. Please refer to the accompanying Circular for additional details on how to log on to the Meeting.

If you have any questions regarding this notice, the notice-and-access procedures or the Meeting, please contact Broadridge at:

●	Canada and U.S.: 1-844-916-0609 for English and 1-844-973-0593 for French

●	International: 1-303-562-9305 for English and 1-303-562-9306 for French

Dated at Toronto, Ontario, March 3, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

Carl DeLuca

General Counsel and Corporate Secretary

Li-Cycle Holdings Corp.

MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Li-Cycle Holdings Corp. (the “Company” or “Li-Cycle”) for use at the annual general meeting (the “Meeting”) of shareholders of Li-Cycle (the “Shareholders”) to be held at 8:30 a.m. (Eastern time) on April 27, 2023 virtually via live audio webcast online, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”).

No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Meeting Information

The Meeting will be held online via live audio webcast at www.virtualshareholdermeeting.com/LICY2023.

Through the audio webcast format, all Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting and engage with directors and management of the Company. Shareholders will not be able to attend the Meeting in person.

For additional details on how to attend and participate in the Meeting, please see Section 1 – Voting Information.

Information Contained in this Circular

All information in this Circular is presented as of March 3, 2023, unless otherwise indicated.

Unless the context requires otherwise, references in this Circular to “Li-Cycle”, “we”, “us”, “our”, or the “Company” include Li-Cycle and all of its subsidiaries. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.

Presentation of Financial Information

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Our reporting currency is U.S. dollars.

Forward-Looking Statements

Certain statements contained in this Circular may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “will”, “continue”, “anticipate”, “expect”, “would”, “could”, “plan”, “future” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this Circular include but are not limited to statements about: our ability to scale our Spoke & Hub network to capitalize on global growth opportunities; the anticipated growth in global demand for and production of lithium-ion batteries and the growth of related industries; our ability to support the acceleration of the global clean energy transition; our ability to enhance the diversity and independence of our Board; and our ability to recruit an additional independent director with audit committee financial expertise. These statements are based on various assumptions, whether or not identified in this Circular, which Li-Cycle believes are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, and other future projects including its Spoke network expansion projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on acceptable terms or at all when it needs them; Li-Cycle expects to continue to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada on February 6, 2023. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

Currency and Exchange Rate

We express all amounts in this Circular in U.S. dollars, except where otherwise indicated. References to “$”, “US$”, “USD” or “U.S. dollars” are to U.S. dollars and references to “C$” or “CAD” are to Canadian dollars.

NOTICE TO UNITED STATES SHAREHOLDERS

Li-Cycle is a corporation organized under the laws of the Province of Ontario, Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14 of the U.S. Exchange Act, and the related regulations thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to U.S. Shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. U.S. Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to U.S. disclosure standards.

In addition, as a “foreign private issuer”, we are permitted to follow certain corporate governance rules that conform to Canadian requirements in lieu of certain NYSE corporate governance rules. U.S. Shareholders should be aware that the corporate governance rules of the NYSE are different in certain respects from Canadian corporate governance requirements.

The enforcement by Shareholders of civil liabilities under the U.S. federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some of its officers and directors are residents of a country other than the United States, and that a substantial portion of the assets of the Company and such persons are located outside the United States. As a result, it may be difficult or impossible for the U.S. Shareholders to effect service of process within the United States upon the Company, its officers and directors, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, U.S. Shareholders should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

SECTION 1: VOTING INFORMATION

What will I be voting on?

You will be voting on:

(a)	the election of 8 directors of the Company who will serve until the end of the next annual Shareholders meeting or until their successors are elected or appointed (see page 14 of this Circular);

(b)	the appointment of the Company’s external auditor and the authorization of the Company’s board of directors (the “Board”) to fix the auditor’s remuneration (see page 16 of this Circular); and

(c)	any other business that may properly come before the Meeting.

The Board and management of the Company recommend that you vote FOR each of the 8 proposed nominees for election as directors of the Company; and FOR the appointment of KPMG LLP as the external auditor of the Company and the authorization of the Board to fix their remuneration.

Who is soliciting my proxy?

The management of Li-Cycle is soliciting your proxy. The Company’s management requests that you sign and return the form of proxy or voting instruction form, as applicable, so that your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, by internet, in writing, or in person. The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company.

Who is entitled to vote?

Only registered holders of Shares as at the close of business on March 6, 2023 (the “Record Date”), or their duly appointed proxyholders or representatives, are entitled to vote at the Meeting or any postponement or adjournment thereof. No person becoming a Shareholder after the Record Date will be entitled to vote at the Meeting or any postponement or adjournment thereof. The failure of a Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting.

How many Shares are issued and outstanding and who are the principal Shareholders?

The authorized share capital of the Company consists of (i) an unlimited number of Shares, and (ii) an unlimited number of preferred shares, issuable in series. As at February 28, 2023, 176,503,245 Shares and no preferred shares were issued and outstanding. Each Share is entitled to one vote.

The following table sets forth the only persons who, to the knowledge of the directors and executive officers of the Company, directly or indirectly beneficially own or exercise control or direction over more than 10% of the Shares, the approximate number of Shares owned, controlled or directed by each such person and the percentage of the Shares so owned, controlled or directed as of February 28, 2023.

Name of Shareholder	Number of Shares Owned, Controlled or Directed	Percentage of Shares Owned, Controlled or Directed

Ajay Kochhar(1)	25,327,553	14.3%

Glencore Ltd.(2)	20,913,456	11.8%

Notes:

(1)

The number of Shares beneficially owned include (1) 75,957 Shares owned directly by Mr. Kochhar, (2) 24,862,612 Shares owned by 2829908 Delaware LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of Maplebriar Holdings Inc., a company organized under the laws of the Province of Ontario (“Maplebriar Holdings”), having a sole shareholder, The Kochhar Family Trust, an irrevocable trust established under the laws of the Province of Ontario, Canada (the “Trust”), and (3) 388,984 common shares subject to vested stock options held by Mr. Kochhar which includes options to acquire (i) 159,640 common shares at a price of $0.02 per share until April 11, 2023, (ii) 139,685 common shares at a price of $0.37 per share until July 19, 2024, (iii) 58,957 common shares at a price of $10.93 per share until August 10, 2031 and (iv) 30,702 common shares at a price of $7.58 per share until January 31, 2032. Mr. Kochhar is one of three trustees of the Trust, along with Mr. Kochhar’s brother and father, and the beneficiaries of the Trust are principally relatives of Mr. Kochhar. There is an oral agreement among Mr. Kochhar, the Trust, Maplebriar Holdings and 2829908 Delaware LLC that grants Mr. Kochhar the sole power to control the voting and disposition of the Shares held by 2829908 Delaware LLC. Mr. Kochhar is a Director and the President and CEO of the Company.

(2)

Represents the number of common shares issuable to Glencore Ltd. upon conversion of all of the Glencore Convertible Note (as defined below), calculated by dividing the aggregate principal amount of the Glencore Convertible Note (as defined below) and subsequently issued payment-in-kind notes (being $208,088,888.89) by the conversion price of $9.95. The Glencore Convertible Note has a conversion price of approximately $9.95 per Share, subject to customary anti-dilution adjustments. Glencore Ltd. is a wholly-owned, indirect subsidiary of Glencore plc.

What are the quorum requirements for the Meeting?

The by-laws of the Company provide that a quorum of Shareholders is present at a meeting of Shareholders if the holders of not less than 33 1/3% of the Shares entitled to vote at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

How do I know if I am a registered Shareholder or a non-registered (beneficial) Shareholder?

You are a registered Shareholder if your Shares are registered directly in your name with our transfer agent, Continental Stock Transfer and Trust Company.

You are a non-registered Shareholder (also called a beneficial Shareholder) if your Shares are held in the name of a nominee (also called an intermediary), such as a securities broker, trustee, or other financial institution (an “Intermediary”).

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

How do I attend the Meeting online?

This year’s Meeting will be a completely “virtual meeting” of Shareholders, conducted online via live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to participate online in real-time, submit questions and vote at the Meeting, Shareholders and duly appointed proxyholders must follow the instructions below.

The steps you need to follow to participate and vote at the Meeting will depend on whether you are a registered Shareholder or a non-registered Shareholder.

Registered Shareholders	Non-Registered Shareholders	Proxyholders (including non- registered Shareholders who have duly appointed themselves as proxyholder)

If you are a registered Shareholder, you will receive a form of proxy containing the relevant details concerning the business of the Meeting, including a control number that must be used to vote by proxy in advance of the Meeting or join the live audio webcast on the day of the Meeting.

If you wish to participate and vote at the Meeting, do not complete the form of proxy, and instead, follow these steps:

First, log into www.virtualshareholdermeeting.com/ LICY2023 15 minutes before the Meeting starts. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

Second, enter the control number included on your form of proxy into the “Shareholder Login” section and click “Enter Here”.

Third, follow the instructions to access the Meeting, and vote when prompted.

If you are a non-registered Shareholder and wish to participate and vote at the Meeting yourself:

First, you need appoint yourself as proxyholder. You may appoint yourself as proxyholder by (i) following the instructions on your voting instruction form, completing the voting instruction form and returning it to your Intermediary, or (ii) visiting www.proxyvote.com. You must follow the instructions and deadlines provided by your Intermediary in order to do so.

Second, given the Meeting will take place virtually, the process for you to appoint yourself to participate and vote at the Meeting is different than it would be for an in-person Meeting. In addition to the first step above, you must follow the additional instructions on your voting instruction form very carefully, including (i) inserting your name as the “Appointee Name”, and (ii) designating an 8-character “Appointee Identification Number” in the spaces provided in your voting instruction form or online at www.proxyvote.com. Such appointee information is required for you to participate and vote at the Meeting.

Such steps must be completed prior by 8:30 a.m. (Eastern Time) on April 25, 2023 (or, if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting) or you will not be able to participate and vote at the Meeting.

If you are a non-registered Shareholder, have duly appointed yourself to participate and vote at the Meeting and want to know how to access, participate, and vote at the Meeting, see the column to the right entitled “Proxyholders (including Non-Registered Shareholders who have duly appointed themselves as proxyholder)”.

If you have been appointed as third-party proxyholder for a registered or non-registered Shareholder, or if you are a non-registered Shareholder and have duly appointed yourself as proxyholder, you can access the Meeting, and participate and vote at the Meeting during the live audio webcast, by following these steps:

First, log into www.virtualshareholder meeting.com/LICY2023 15 minutes before the Meeting starts. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

Second, enter the Appointee Name and the Appointee Identification Number exactly as it was provided on the applicable form of proxy or voting instruction form or through www.proxyvote.com and click on “Enter Here”. If this information is not available to you, or if you do not enter it exactly as provided, you will not be able to participate and vote the Meeting as proxyholder.

Third, follow the instructions to access the Meeting and vote when prompted.

If you have been appointed as proxyholder for more than one Shareholder, you will be asked to enter the Appointee Name and the Appointee Identification Number for each separate Shareholder in order to vote the applicable Shares on their behalf.

Third-party proxyholders will be informed of the Appointee Name and 8-character Appointee Identification Number prior to the Meeting by the Shareholder who appointed them to act as proxyholder at the Meeting. Third-party proxyholders who have forgotten or misplaced the applicable Appointee Name and/or the Appointee Identification Number should contact the Shareholder who appointed them as quickly as possible. Shareholders who have forgotten or misplaced the applicable Appointee Name and/or the Appointee Identification Number must create a new one through www.proxyvote.com.

If you attend the Meeting, you should ensure that you have a strong, preferably high-speed, internet connection. It is your responsibility to ensure connectivity for the duration of the Meeting. The Meeting will begin promptly at 8:30 a.m. (Eastern Time) on April 27, 2023. Online check-in will begin 15 minutes prior to that time. You should allow ample time for check-in procedures. If you encounter any difficulties accessing the Meeting online during the check-in or during the Meeting time, please call the technical support number that will be posted on the Meeting log-in page.

How do I vote if I am a registered Shareholder?

Voting by proxy before the Meeting

Registered Shareholders can vote their Shares online at the Meeting or by proxy. However, even if you currently plan to participate in the webcast for the Meeting, you are encouraged to consider voting your Shares in advance, so that your vote will be counted if you later decide not to, or are unable to, attend the Meeting for any reason.

You can vote in advance of the Meeting as follows:

●	By Internet – Go to www.proxyvote.com and follow the instructions. You will need the control number found on your form of proxy.

●

By mail – Complete, date and sign your form of proxy in accordance with the instructions set out on such form and return it in the prepaid envelope provided to Data Processing Centre, P.O. Box 3700, STN Industrial Park, Markham (ON), L3R 9Z9 Canada.

●	By telephone – Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need the control number found on your form of proxy.

Your duly completed form of proxy or your Internet or telephone voting instructions, as applicable, must be received by 8:30 a.m. (Eastern Time) on April 25, 2023 (or, if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting).

Appointment of a third-party proxyholder

If you vote by proxy, the individuals named on the form of proxy will vote your shares for you unless you appoint someone else to be your proxyholder. You have the right to appoint another person of your choice who need not be a shareholder to represent you at the Meeting (a “third party proxyholder”) other than the persons designated in the form of proxy. A registered Shareholder may appoint a third-party proxyholder as follows:

First, you need to appoint the third-party proxyholder by (i) following the instructions on your form of proxy, completing and returning your form of proxy to Broadridge, or (ii) by visiting www.proxyvote.com.

Second, given the Meeting will take place virtually, the process for you to appoint a third-party proxyholder to participate and vote at the Meeting on your behalf is different than it would be for an in-person meeting. In addition to the first step above, you must follow the additional instructions on your form of proxy very carefully, including inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” in the spaces provided in your form of proxy or online at www.proxyvote.com. Such appointee information is required to participate and vote at the Meeting on your behalf.

Third, you need to inform your third-party proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the Meeting. Your third-party proxyholder will require both your Appointee Name and your Appointee Identification Number in order to participate and vote on your behalf at the Meeting.

The first and second steps above must be completed by 8:30 a.m. (Eastern Time) on April 25, 2023 (or, if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting) or neither you nor your third-party proxyholder will be able to participate and vote at the Meeting.

If you fail to provide the exact Appointee Name and Appointee Identification Number to your third-party proxyholder appointed to participate and vote at the Meeting on your behalf, neither you nor your third-party proxyholder will be able to participate and vote at the Meeting.

If you wish to appoint a third-party proxyholder, you are encouraged to do so online at www.proxyvote.com, as this will allow you to share the Appointee Name and the Appointee Identification Number with your third-party proxyholder easily.

Voting online at the Meeting

If you are a registered Shareholder and choose to vote online at the Meeting, you do not need to complete and return your form of proxy. Simply login to the Meeting and complete a ballot online during the Meeting. See “How do I attend the Meeting online” above.

How do I vote if I am a non-registered Shareholder?

Voting by proxy before the Meeting

Non-registered Shareholders can vote their Shares online at the Meeting or by proxy. However, even if you currently plan to participate in the webcast for the Meeting, you are encouraged to consider voting your Shares in advance, so that your vote will be counted if you later decide not to, or are unable to, attend the Meeting for any reason.

You can vote in advance of the Meeting as follows:

●	By Internet – Go to www.proxyvote.com and follow the instructions. You will need the control number found on your voting instruction form.

●

By mail – Complete, date and sign your voting instruction form in accordance with the instructions set out on such form and return it in the prepaid envelope provided to Data Processing Centre, P.O. Box 3700, STN Industrial Park, Markham (ON), L3R 9Z9 Canada.

●	By telephone – Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need the control number found on your voting instruction form.

Your duly completed voting instruction form or your Internet or telephone voting instructions, as applicable, must be received by 8:30 a.m. (Eastern Time) on April 25, 2023 (or, if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting).

Appointment of a Third-Party Proxyholder

As a non-registered Shareholder, you may appoint a third-party proxyholder to participate and vote at the Meeting on your behalf (other than the persons designated by management as set out on your voting instruction form), as follows:

First, you need to appoint the third-party proxyholder by (i) following the instructions on your voting instruction form, completing the voting instruction form and returning it to your Intermediary, (ii) visiting www.proxyvote.com, or (iii) telephone if your Intermediary provides you with this option. You must follow the instructions and deadlines provided by your Intermediary in order to do so.

Second, given the Meeting will take place virtually, the process for you to appoint a third-party proxyholder to participate and vote at the Meeting on your behalf is different than it would be for an in-person meeting. In addition to the first step above, you must follow the additional instructions on your voting instruction form very carefully, including (i) inserting an “Appointee Name” (i.e. the name of your third-party proxyholder), and (ii) designating an 8-character “Appointee Identification Number” in the spaces provided in your voting instruction form or online at www.proxyvote.com. Such appointee information is required to participate and vote at the Meeting on your behalf.

Third, you need to inform your third-party proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the Meeting. Your third-party proxyholder will require both your Appointee Name and your Appointee Identification Number in order to participate and vote on your behalf at the Meeting.

The first and second steps above must be completed by 8:30 a.m. (Eastern Time) on April 25, 2023 (or, if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting) or neither you nor your third-party proxyholder will be able to participate and vote at the Meeting.

If you fail to provide the exact Appointee Name and Appointee Identification Number to your third-party proxyholder appointed to participate and vote at the Meeting on your behalf, neither you nor your third-party proxyholder will be able to participate and vote at the Meeting.

If you wish to appoint a third-party proxyholder, you are encouraged to do so online at www.proxyvote.com, as this will allow you to share the Appointee Name and the Appointee Identification Number with your third-party proxyholder easily.

Voting online at the Meeting

See “How do I attend the Meeting online” for additional information on how to login and attend the Meeting. If you do not duly appoint yourself as proxyholder then you will only be able to attend the Meeting as a guest. Guests will be able to attend the Meeting but will not be able to submit questions, vote their shares (if any) or otherwise participate in the Meeting.

How do I attend the Meeting as a guest?

If you wish to attend the Meeting as a guest, you can log into www.virtualshareholdermeeting.com/LICY2023 15 minutes before the Meeting starts. You should allow ample time to check into the virtual Meeting and to complete the related procedures. You must complete the “Guest Login” section and click “Enter Here”. Guests will be able to attend the Meeting but will not be able to submit questions, vote their shares (if any) or otherwise participate in the Meeting.

How do I change or revoke my vote?

A Shareholder who executes and returns the form of proxy or voting instruction form may revoke it in any manner permitted by law.

If you are a registered Shareholder and you change your mind about how you voted before the Meeting and/or you want to revoke your proxy, you may do so by providing new voting instructions or proxyholder appointment information at www.proxyvote.com at a later time, or a new form of proxy to Broadridge at a later date, or by delivering a signed written notice specifying your instructions to the registered office of the Company, Attention: Corporate Secretary, at any time up to and including the last business day before the date of the Meeting or any adjournment or postponement thereof. A registered Shareholder may also access the Meeting via the live audio webcast to participate and vote at the Meeting, which will revoke any previously submitted proxy.

If you are a non-registered Shareholder and you change your mind about how you voted before the Meeting and/or you want to revoke your proxy, contact your Intermediary to find out what to do. Please note that your Intermediary will need to receive any new instructions in enough time to act on them.

How will my proxy be voted?

You can choose to vote “For”, or “Withhold” or “Against”, as applicable, on the items listed on the form of proxy or voting instruction form. When you sign the form of proxy, you authorize the directors and/or officers of the Company who are named in the form of proxy to vote your Shares for you at the Meeting according to your instructions, unless you have appointed a third-party proxyholder to act as your proxy. If you return your form of proxy and do not tell us how you want to vote your Shares, your Shares will be voted (i) FOR electing each of the 8 director nominees who are listed in this Circular; and (ii) FOR appointing KPMG LLP as the external auditor of the Company and authorizing the Board to set the auditor’s remuneration. If you do not specify how you want your Shares voted, your proxyholder will vote your shares as they see fit on each item and on any other matter that may properly come before the Meeting.

In addition, the enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting or on any matter that may properly come before the Meeting or at any adjournment(s) or postponement(s) of the Meeting. As of the date of this Circular, management is not aware of any such amendments, variations or other matters to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy.

What votes are required to determine the matters being considered at the Meeting?

The election of directors and the appointment of auditors will each be determined by a majority of votes cast at the Meeting by proxy or in person.

Is my vote confidential?

The confidentiality of individual Shareholder votes is preserved, except (a) where the Shareholder clearly intends to communicate his or her individual position to management, (b) where the validity of the form of proxy is in question, or (c) as necessary to comply with legal requirements.

How do I ask questions at the Meeting?

Shareholders and duly appointed proxyholders are permitted to ask questions during the Meeting. If a Shareholder or a duly appointed proxyholder has a question about one of the matters on the agenda to be voted on at the Meeting, the question should be submitted as soon as possible during the Meeting so that it can be addressed at the appropriate time. Questions may be asked during the Meeting by writing through the live audio webcast at www.virtualshareholdermeeting.com/LICY2023 after logging in, typing the question into the “Ask a Question” field, and clicking “Submit”. Guests will not be able to submit questions either before or during the Meeting.

The Chair of the Board and other members of management present at the Meeting will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed by them at the end of the Meeting during the question period. Questions from multiple Shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together.

All Shareholder questions are welcome. However, the Company does not intend to address questions that: are irrelevant to the Company’s operations or to the business of the Meeting; are related to non-public information about the Company; are related to personal grievances; constitute derogatory references to individuals or that are otherwise offensive to third parties; are repetitious or have already been asked by other Shareholders; are in furtherance of a Shareholder’s personal or business interest; or are out of order or not otherwise appropriate as determined by the Chair or Secretary of the Meeting in their reasonable judgment.

Who should I contact if I have questions?

If you have questions regarding the information contained in this Circular, you may contact Li-Cycle’s Investor Relations Department by phone, 1-877-542-9253, or by email, investors@li-cycle.com.

If you require assistance in completing the form of proxy you may contact Broadridge by telephone toll free at:

●	Canada and U.S.: 1-844-916-0609 for English and 1-844-973-0593 for French

●	International: 1-303-562-9305 for English and 1-303-562-9306 for French

If you are a non-registered Shareholder and have questions about your voting instruction form, please contact your Intermediary.

SECTION 2: BUSINESS OF THE MEETING

1.	Receiving the Audited Annual Financial Statements

At the Meeting, the Company’s consolidated financial statements for the fiscal year ended October 31, 2022 (“Fiscal 2022”), including the auditor’s report thereon, will be placed before the Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding the financial statements, such questions may be brought forward at the Meeting.

2.	Election of Directors

Our articles provide that the Board will consist of a minimum of one and a maximum of ten directors. The OBCA provides that the board of an offering corporation (as defined in the OBCA, which would include the Company) must consist of not fewer than three individuals. The Board has nominated 8 directors for election at the Meeting.

Under the OBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders attending the meeting themselves or by proxy and who are entitled to vote. The directors are elected by our Shareholders at each annual general meeting of Shareholders, and will hold office for a term expiring at the close of the next annual meeting of Shareholders or until their respective successors are elected or appointed. The composition of our Board may be subject to the rights of Peridot Sponsor under the Investor Agreement (each as defined below), which, among other things, provides for certain director nomination rights.

Set forth in Section 3 of this Circular – About the Director Nominees are the names of the 8 individuals who are proposed as nominees for election as directors of the Company. Each of these individuals is currently a member of the Board, except for Susan Alban. All nominees have established their eligibility and willingness to serve as directors, if elected to office. Please see Section 3 of this Circular for more information about the director nominees.

The Board recommends that you vote FOR the election of the 8 individuals nominated.

If you do not specify how you want your Shares voted, the management nominees named in the form of proxy and voting instruction form for the Meeting intend to vote FOR the election of each of the director nominees listed in this Circular.

Advance Notice Provisions

Our by-laws include advance notice provisions with respect to the nomination of directors. See “Advance Notice Provisions” in Section 5 of this Circular – Corporate Governance Policies and Practices.

Investor Agreement

On or prior to August 10, 2021, Li-Cycle Corp. and Peridot Acquisition Corp. (“Peridot”) completed certain transactions described below which are referred to collectively in this Circular as the “Business Combination”:

●

Peridot continued as a corporation existing under the laws of the Province of Ontario (the “Peridot Continuance” and Peridot, as so continued, “Peridot Ontario”), and in connection therewith, the outstanding Class A ordinary shares and Class B ordinary shares of Peridot and the outstanding warrants to purchase Class A ordinary shares of Peridot were deemed to be an equivalent number of Class A common shares, Class B common shares and warrants to purchase Class A common shares of Peridot Ontario;

●	following the Peridot Continuance, the outstanding Class B common shares of Peridot Ontario converted into Class A common shares of Peridot Ontario on a one-for-one basis; and

●

pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”), among other things, (i) Peridot Ontario and Li-Cycle Holdings Corp. (the predecessor to the Company) amalgamated to form the Company, and in connection therewith, the Li-Cycle Holdings Corp. share held by Li-Cycle Corp. was exchanged for a Share of the Company, the outstanding Class A common shares and warrants to purchase Class A common shares of Peridot Ontario were exchanged for an equivalent number of common shares of the Company (the “Shares”) and warrants to purchase an equivalent number of Shares of the Company (the “Warrants”); (ii) the Share held by Li-Cycle Corp. was purchased for cancellation by the Company; (iii) the outstanding Class A preferred shares of Li-Cycle Corp. converted into, and were exchanged for, common shares of Li-Cycle Corp. on a one-for-one basis; and (iv) the Company acquired all of the issued and outstanding common shares of Li-Cycle Corp. from Li-Cycle Corp.’s shareholders in exchange for Shares of the Company having an aggregate equity value of $975 million.

On the closing date of the Business Combination, the Company, the holders of Class B common shares of Peridot and certain shareholders of Li-Cycle Corp. entered into an investor and registration rights agreement (the “Investor Agreement”). Under the Investor Agreement, Peridot Acquisition Sponsor, LLC (“Peridot Sponsor”) has the right to designate for nomination a number of individuals for election or appointment as directors of the Company as follows: (i) during any time that Peridot Sponsor and its affiliates collectively beneficially own at least 50% of the number of Shares held by them on the date of the closing of the Business Combination, two directors, or (ii) during any time that Peridot Sponsor and its affiliates do not collectively satisfy the test set forth in the preceding clause (i) but do collectively beneficially own at least 25% of the number of Shares held by them on the date of the closing of the Business Combination, one director. Peridot Sponsor and its affiliate, CEC Aventurine Holdings, LLC, owned 9,910,000 Shares as of the closing date of the Business Combination. Pursuant to its rights under the Investor Agreement, Peridot Sponsor has designated Scott Prochazka and Susan Alban as its nominees for election as directors of the Company at the Meeting.

Glencore Note Purchase Agreement

On May 31, 2022, pursuant to the note purchase agreement entered into by the Company and Glencore Ltd. (“Glencore”) on May 5, 2022 (the “Note Purchase Agreement”), the Company issued to Glencore an unsecured convertible note (the “Glencore Convertible Note”) in the aggregate principal amount of $200,000,000.

Subject to certain exceptions, limitations, and applicable law, Glencore is, pursuant to the Note Purchase Agreement, entitled to nominate one individual to the Board of Directors of the Company unless and until: (i) Glencore and its subsidiaries and affiliates cease to beneficially own voting securities (or securities or notes convertible into voting securities) of the Company having voting rights equal to or greater than 10,050,251 Shares (which is determined by calculating the amount that is equal to 50% of the number of Shares for which the Glencore Convertible Note was convertible on the closing date of the purchase of the Glencore Convertible Note by Glencore), and (ii) Glencore or Glencore plc breaches any of the terms or conditions set forth in the Amended and Restated Standstill Agreement entered into on May 31, 2022 by the Company, Glencore and Glencore plc. Pursuant to its rights under the Note Purchase Agreement, Glencore has designated Kunal Sinha as its nominee for election as director of the Company at the Meeting.

The Note Purchase Agreement and commercial agreements with Glencore Ltd. are described in more detail under the sections entitled “Significant Investments in Li-Cycle by Leading Global Battery Supply Chain Players, accompanied by Strategic Commercial Relationships – Glencore” and “Glencore Strategic Global Commercial Arrangements” in the Company’s 2022 Annual Report on Form 20-F, which is accessible on SEDAR at www.SEDAR.com and on EDGAR at www.sec.gov, and which sections are incorporated into this Circular by reference.

3.	Appointment of Auditors

KPMG LLP is the Company’s external auditor. The Board recommends that you vote FOR the re-appointment of KPMG as external auditor of the Company until the close of the next annual meeting of Shareholders or until their successor is appointed and to authorize the Board to fix their remuneration. KPMG LLP has been the external auditor of the Company since January 31, 2022.

If you do not specify how you want your Shares voted, the management nominees named in the form of proxy and voting instruction form for the Meeting intend to vote FOR the appointment of KPMG as auditor of the Company and the authorization of the Board to fix the remuneration of the Company’s external auditor.

Auditor Service Fees

Reference is made to the “Principal Accountant Fees and Services” section of Li-Cycle’s 2022 Annual Report on Form 20-F for the financial year ended October 31, 2022 for disclosure of information relating to the Audit Committee required under National Instrument 52-110 – Audit Committees (“NI 52-110”) as well as under Section 5 of this Circular – Corporate Governance Policies and Practices, below. A copy of the Company’s Form 20-F for the financial year ended October 31, 2022 is accessible on SEDAR at www.SEDAR.com, on EDGAR at www.sec.gov, on our website at https://investors.li-cycle.com/financials/sec-filings/, or by contacting Li-Cycle by phone at 1-877-542-9253 or by email at investors@li-cycle.com.

The Company has an Audit Committee Pre-approval of Audit and Non-Audit Services Policy. See “Pre-approval of Audit and Non-Audit Services Policy” in Section 5 of this Circular – Corporate Governance Policies and Practices.

SECTION 3: ABOUT THE DIRECTOR NOMINEES

Description of Proposed Director Nominees

The following sets out certain information regarding our director nominees.

SUSAN ALBAN

Age: 40

Boulder, Colorado, USA

Director Since: Not a current director

Independent

Top Four Relevant Competencies:

-  Human Resources/Executive Compensation

-  Strategic Planning and M&A

-  Operational Experience

-  Diversity

Corporate Director

Ms. Alban is the Chief People Officer and an Operating Partner at venture capital firm Renegade Partners, where she supports the firm’s portfolio companies across all areas of Human Resources operational support. Ms. Alban brings deep expertise in operations and product, especially around launches, as well as a particular passion for learning about new future-of-work, people operations, and marketplace businesses. Previously, Ms. Alban was the VP of People at Zume, where she was in leadership roles during the company’s growth to over 500 employees and through capital raises of over $400M. Before that, she was a General Manager at Uber, where she launched their delivery businesses, UberEATS and UberRUSH, and led operations, marketing, sales and account management in the Bay Area. She led the business from launch to $100M+ in GMV. Prior to Uber, she did business development, SMB sales, and operations at Milo, a startup acquired by eBay. While at Milo, she helped expand eBay Now, eBay’s same-day delivery service. Ms. Alban was a group product manager at eBay, working in partnership with PayPal to drive improvements across eBay’s e-commerce funnel.

Ms. Alban started her career at McKinsey & Company, where she did management consulting for healthcare and consumer products businesses, with a focus on M&A and growth. After McKinsey, she joined CHB Capital Partners, a middle market private equity firm in Denver, CO where she invested and worked closely with CHB’s portfolio companies.

Ms. Alban has a degree in Economics from Duke University and an MBA from Stanford Graduate School of Business.

Board/Committee Membership			Attendance(1)	Attendance Total

Board of Directors
	-		-	-

Securities Held as at October 31, 2022

Shares	Restricted Share Units	Total	Market Value of Shares and RSUs (2)	Share Ownership Requirement(3)
-	-	-	-	-

Other Public Board Directorships and Committee Memberships

Company None			Committee None

Public Board Interlocks

None

JACQUELINE DEDO

Age: 61

Wolverine Lake, Michigan, United States

Director Since: August 8, 2022

Independent

Top Four Relevant Competencies:

-  Board Experience

-  Finance & Financial Literacy

-  Human Resources/Executive Compensation

-  Industry Knowledge

Corporate Director

Ms. Dedo has more than 40 years of experience across a variety of functions and verticals in the automotive industry, with a focus on strategy development and creating customer value. She is co-founder of Aware Mobility, LLC, an organization focused on Mobility Platforms and Ecosystem enablement through development, investing, partnering and application of both Electrified Propulsion and Connectivity tools, platforms and applications.

She previously served as Chief Strategy and Supply Chain Officer for Dana Holding Corp. (NYSE: DAN), where she was responsible for leading the development of the company’s global growth strategy, in addition to supply chain and the Company’s strategic marketing initiatives. Ms. Dedo has also held various leadership positions at Piston Group, The Timken Company (NYSE: TKR), Motorola (NYSE:MSI), and Robert Bosch Corporation among others and has a proven background in managing full P&L responsibilities for major business units and entire companies responsible for up to $2 billion in revenue.

Ms. Dedo also has two decades of board membership experience. She currently sits on the Board of Directors of Cadillac Products Automotive Company, a private, internationally recognized leader in the plastics converting industry, and the Workhorse Group Inc. (Nasdaq: WKHS), an OEM for commercial electric delivery vehicles and delivery drones. Ms. Dedo earned her Bachelor of Science degree in electrical engineering from Kettering University in Flint, Michigan, has been involved in numerous charitable organizations.

Board/Committee Membership			Attendance(1)	Attendance Total

Board of Directors			2 of 2	100%
Compensation Committee			- of -
Nominating and Governance Committee			- of -
HSES Committee			1 of 1

Securities Held as at October 31, 2022

Shares	Restricted Share Units	Total	Market Value of Shares and RSUs(2)	Share Ownership Requirement(3)

-	14,349	14,349	$85,520	On Track

Other Public Board Directorships and Committee Memberships

Company Workhorse Group Inc. (Nasdaq: WKHS)			Committee Nominating and Corporate Governance Committee (Chair) Audit Committee

Public Board Interlocks

None

TIM JOHNSTON

Age: 37

Toronto, Ontario, Canada

Director Since: August 10, 2021

Non-Independent by reason of the

fact that he is our Executive Chair

Top Four Relevant Competencies:

-  Industry Knowledge

-  Operational Experience

-  Capital Projects

-  High-Growth Enterprises

Co-Founder and Executive Chair of Li-Cycle Holdings Corp.

Tim Johnston has served as our Co-Founder and Executive Chair since the consummation of the Business Combination on August 10, 2021, and previously served in such capacity at its predecessor, Li-Cycle Corp. With more than 15 years of experience, Mr. Johnston has overseen the development and operation of leading battery material, large-scale infrastructure and battery technology assets, with multidisciplinary technical and management experience, specializing in project management and transactional analysis for global lithium and battery materials companies.

Mr. Johnston is also the Co-Founder and Director of Li-Metal Corp.; a Director of Lacero Solutions Inc.; a General Partner and member of the Investment Committee of Blue Horizon Capital; a partner of Blue Horizon Advisors; and an Advisory Board Member of 5E Advanced Materials, Inc. (NASDAQ:FEAM and ASX:5EA). A graduate of the University of Queensland’s Mechanical Engineering Program, Mr. Johnston is a chartered professional engineer and CFA charter holder.

Board/Committee Membership			Attendance(1)	Attendance Total

Board of Directors			18 of 18	100%
HSES Committee			3 of 3

Securities Held as at October 31, 2022

Shares	Restricted Share Units	Total	Market Value of Shares and RSUs(2)	Share Ownership Requirement(4)

11,394,674	129,781	11,524,455	$68,685,752	Meets

Other Public Board Directorships and Committee Memberships

Company Li-Metal Corp. (CSE:LIM) – Director			Committee -

Public Board Interlocks

Mr. Tse, Mr. Johnston and Mr. Wellings all serve on the Board of Li-Metal Corp.

AJAY KOCHHAR

Age: 31

Oakville, Ontario, Canada

Director Since: August 10, 2021

Non-Independent by reason of the fact that he is our President & Chief Executive Officer

Top Four Relevant Competencies:

-  Industry Knowledge

-  Strategic Planning and M&A

-  Capital Projects

-  High-Growth Enterprises

Co-Founder and President & Chief Executive Officer of Li-Cycle Holdings Corp.

Ajay Kochhar has served as our President and Chief Executive Officer, Co-Founder, and a director since the consummation of the Business Combination on August 10, 2021, and previously served in such capacity at its predecessor, Li-Cycle Corp. Before founding Li-Cycle, Mr. Kochhar gained extensive technology and project development experience through progressive roles with Hatch’s industrial cleantech and advisory practices. While working in that space, he garnered in-depth engineering and project management experience through clean technology development in the lithium, cobalt, nickel, copper, gold, lead, zinc, molybdenum, and rare earth metals industries. His technical expertise spans the entire project lifecycle, from conceptual and pre-feasibility study to construction and commissioning. Mr. Kochhar is a graduate of the University of Toronto and holds a Bachelor of Applied Science (BASc) in Chemical Engineering.

Board/Committee Membership			Attendance(1)	Attendance Total

Board of Directors			18 of 18	100%

Securities Held as at October 31, 2022

Shares	Restricted Share Units	Total	Market Value of Shares and RSUs (2)	Share Ownership Requirement(4)

24,930,228	129,781	25,060,009	$149,357,654	Meets

Other Public Board Directorships and Committee Memberships

Company None			Committee -

Public Board Interlocks

None

SCOTT PROCHAZKA
Age: 56 Houston, Texas, USA Director Since: August 10, 2021 Independent Top Four Relevant Competencies: - Executive Leadership - Strategic Planning and M&A - Operational Experience - Finance

Corporate Director

Scott Prochazka has served as a director of the Company since the consummation of the Business Combination on August 10, 2021. Mr. Prochazka most recently served as the President and Chief Executive Officer and a director of CenterPoint Energy, an NYSE-listed, Fortune 500 energy delivery company with electric transmission and distribution, power generation and natural gas distribution operations (“CenterPoint”) from January 1, 2014 to February 20, 2020. Prior to that role, Mr. Prochazka held several positions at CenterPoint since 2011, including Executive Vice President, Chief Operating Officer and Senior Vice President and Division President, Electric Operations. Mr. Prochazka is a director of Peridot Acquisition Corp. II and Black Hills Corporation. Mr. Prochazka received his B.S. in Chemical Engineering from the University of Texas in Austin.

Board/Committee Membership			Attendance(1)	Attendance Total

Board of Directors			17 of 18	96%
Audit Committee			7 of 7
Compensation Committee			- of -
Nominating and Governance Committee			- of -
HSES Committee			3 of 3

Securities Held as at October 31, 2022

Shares	Restricted Share Units	Total	Market Value of Shares and RSUs (2)	Share Ownership Requirement(3)
101,543	29,889	131,432	$783,335	Meets

Other Public Board Directorships and Committee Memberships

Company Peridot Acquisition Corp. II (NYSE:PDOT.U) – Director Black Hills Corporation (NYSE: SKH) – Director Saudi Electricity Company (Tadawul: 5110)			Committee Audit (Chair), Compensation, Nominating Compensation Health, Safety, Security and Environment (HSSE) Committee, Risk and Compliance Committee

Public Board Interlocks

None

KUNAL SINHA

Age: 42

New York, New York, United States

Director Since: May 31, 2022

Non-Independent by reason of his employment by Glencore

Top Four Relevant Competencies:

-  Industry Knowledge

-  Operational Experience

-  Finance

-  Executive Leadership

Corporate Director

Mr. Sinha has been with Glencore since 2012 and currently serves as Glencore’s Head of Recycling. Prior to his current role, Mr. Sinha was the CEO of Glencore’s North American Sulfuric Acid business. Prior to joining Glencore, he worked for six years in Management Consulting at ZS Associates. Mr. Sinha holds an MBA from the London Business School, an M.S. in Systems and Entrepreneurial Engineering from the University of Illinois at Urbana-Champaign, and a B.Tech. in Mechanical Engineering from the Indian Institute of Technology (IIT), Kharagpur.

Board/Committee Membership			Attendance(1)	Attendance Total

Board of Directors			4 of 4	100%
HSES Committee			1 of 1

Securities Held as at October 31, 2022

Shares	Restricted Share Units	Total	Market Value of Shares and RSUs(2)	Share Ownership Requirement(3)

-	18,072	18,072	$107,709	On Track

Other Public Board Directorships and Committee Memberships

Company None			Committee None

Public Board Interlocks

None

ANTHONY TSE
Age: 52 Hong Kong Director Since: August 10, 2021 Independent Top Four Relevant Competencies: - Executive Leadership - Industry Knowledge - Operational Experience - International

Corporate Director

Anthony has over 27 years of private and public corporate experience in numerous high-growth industries, spanning technology media and telecoms, natural resources and specialty chemicals, and more recently the ESG and energy transition sectors, in particular the EV and lithium battery value chain. His roles have been predominantly in senior management, with a focus on strategy, M&A and corporate finance internationally – he has managed businesses and operations across four continents spanning Greater China and Asia region, Australia, North and South America. In the past 20 years, he has led and or participated in over 80 M&A and corporate finance transactions, with an aggregate value of US$5.4 billion and has extensive capital markets experience in US, Canada, Australia and Hong Kong.

Anthony has served as a director of the Company since the consummation of the Business Combination on August 10, 2021, and previously served in such capacity at its predecessor, Li-Cycle Corp. He is the former Managing Director and Chief Executive Officer of Galaxy Resources (formerly ASX: GXY), which merged with Orocobre (formerly ASX: ORE) in 2021. In this role, Anthony grew the company from an initial US$20 million market capitalization and managed a global portfolio of assets, including mining operations and development projects in Australia, Canada and Argentina, built one of the largest capacity and most technologically advanced lithium processing facilities in China, and established a strategic customer network in the lithium battery and materials space across the Asia region, as well as North America and Europe. The merged company, now known as Allkem (ASX: AKE), is the world’s fifth largest lithium producer and has a market capitalization of just under US$5 billion. Anthony is currently also a Board Director of Li-Metal (CSE: LIM), a developer of lithium metal and lithium metal anode technologies for next generation lithium solid-state batteries; a Senior Advisor to Sicona Battery Technologies (a leading developer of silicon-composite materials for next generation lithium battery anode technologies) and was recently appointed as Operating Partner to the Global Private Equity Group of Franklin Templeton (NYSE: BEN), a global asset management organization operating in 165 countries with over 70 years of investment experience and US$1.55 trillion in assets under management.

Board/Committee Membership			Attendance(1)	Attendance Total

Board of Directors			17 of 18	96%
HSES Committee			4 of 4
Nominating and Governance Committee			5 of 5

Securities Held as at October 31, 2022

Shares	Restricted Share Units	Total	Market Value of Shares and RSUs (2)	Share Ownership Requirement(3)
244,387	29,889	274,276	$1,634,685	Meets

Other Public Board Directorships and Committee Memberships

Company Li-Metal Corp. (CSE:LIM) – Director			Committee Audit, Compensation

Public Board Interlocks

Mr. Tse, Mr. Johnston and Mr. Wellings all serve on the Board of Li-Metal Corp.

MARK WELLINGS
Age: 59 Toronto, Ontario, Canada Director Since: August 10, 2021 Independent Top Four Relevant Competencies: - Board Experience - Finance - Strategic Planning and M&A - HR and Executive Compensation

Corporate Director

Mark Wellings has served as a director of the Company since the consummation of the Business Combination on August 10, 2021, and previously served in such capacity at its predecessor, Li-Cycle Corp. Mr. Wellings is a finance professional with over 30 years of international experience in both the mining industry and mining finance sector. Mr. Wellings initially worked in the mining industry both in Canada and Australia in exploration, development and production capacities. He then joined the investment dealer GMP Securities L.P. where he co-founded the firm’s corporate finance mining practice. During over 18 years at GMP Securities L.P., Mr. Wellings was responsible for, and advised on, some of the Canadian mining industry’s largest transactions, both in equity financing and mergers and acquisitions. Since then, he has been appointed to several public and private boards and is also the Vice-Chair and VP Technical of Lithium Royalties Corp., the Chair of Adventus Mining Corp., and Chair of Li-Metal Corp. Mr. Wellings is a Professional Engineer and holds a Master of Business Administration degree and a Bachelor of Applied Science degree in Geological Engineering.

Board/Committee Membership			Attendance(1)	Attendance Total

Board of Directors			18 of 18	100%
Audit Committee			7 of 7
Compensation Committee			5 of 5
Nominating and Governance Committee			5 of 5

Securities Held as at October 31, 2022

Shares	Restricted Share Units	Total	Market Value of Shares and RSUs(2)	Share Ownership Requirement(3)
230,234	29,889	260,123	$1,550,333	Meets

Other Public Board Directorships and Committee Memberships

Company Adventus Mining Corporation (TSXV:ADZN) – Chair Li-Metal Corp. (CSE:LIM) – Chair			Committee Audit, Compensation (Chair) Audit, Compensation

Public Board Interlocks

Mr. Tse, Mr. Johnston and Mr. Wellings all serve on the Board of Li-Metal Corp.

Notes:

(1)

Attendance by each nominee at Board and Committee meetings is based on the number of meetings held during the portion of financial year during which the director served on the Board and/or the applicable Committee. For more information on changes in Committee membership during the financial year ended October 31, 2022, see Section 5 – Corporate Governance Policies and Practices – Committees of the Board of Directors.

(2)	The market value of Shares and RSUs held as at October 31, 2022 is calculated based on the closing price of the Shares on the NYSE of $5.96 on October 31, 2022.

(3)

To calculate equity ownership for the purpose of the Company’s minimum equity ownership requirements for non-employee directors, as approved by the Board, the Company includes: (i) Shares; and (ii) RSUs (both vested and unvested). The Company’s minimum share ownership requirements for non-employee directors are described in Section 4: Compensation Discussion and Analysis – Director Share Ownership Policy.

(4)

To calculate equity ownership for the purpose of the Company’s minimum equity ownership requirements for executive officers, as approved by the Board, the Company includes: (i) Shares; and (ii) RSUs (both vested and unvested). Mr. Johnston and Mr. Kochhar are subject to these requirements, which are described in Section 4: Compensation Discussion and Analysis – Executive Share Ownership Policy.

Cease Trade Orders

To the knowledge of Li-Cycle and based on information provided by the proposed director nominees, none of the proposed director nominees are, as at the date of this Circular, or have been, within the last 10 years before the date of this Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company, including Li-Cycle, that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) and that was issued while the proposed director nominee was acting in the capacity of a director, CEO or CFO; or (ii) was subject to an Order that was issued after the proposed director nominee ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

Bankruptcy

To the knowledge of Li-Cycle and based on information provided by the proposed director nominees, none of the proposed director nominees are, as at the date of this Circular, or have been within the 10 years before the date of this Circular, a director or executive officer of any company, including Li-Cycle that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of Li-Cycle and based on information provided by the proposed director nominees, none of the proposed director nominees are, as at the date of this Circular, or have been within the last 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director nominee.

Securities Penalties or Sanctions

Except as set out below, to the knowledge of Li-Cycle and based upon information provided by the proposed director nominees, none of the proposed director nominees have (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director nominee.

In addition to co-founding Li-Cycle, Mr. Johnston served as a director and the president and chief executive officer of Desert Lion Energy Inc. (“Desert Lion”), a lithium exploration and development company whose securities were listed on the TSX Venture Exchange (the “TSXV”), from February 2018 to July 2019, when Desert Lion was sold to a third party. In mid- 2019, the TSX-V initiated a review of the Desert Lion senior management team, including Mr. Johnston, to assess their suitability to act as directors or officers of a listed issuer as a result of certain incorrect statements and omissions made by Desert Lion in its press releases for a financing transaction and its listing application with the TSX-V for approval of the issuance of shares in connection with such transaction. On May 11, 2020, the TSX-V made a procedural determination that requires Mr. Johnston to make a written application to and obtain the prior written acceptance from the Compliance & Disclosure Department of the TSX-V for any proposed involvement by Mr. Johnston as a director or officer of (or to perform similar functions for) any TSX-V-listed issuer. At that time, the TSX-V advised Mr. Johnston that its determination and restrictions on Mr. Johnston were based on the TSX-V’s conclusions that Desert Lion had contravened TSX-V requirements during his tenure as the chief executive officer and president and a director of Desert Lion. Mr. Johnston subsequently commenced an appeal before the British Columbia Securities Commission (the “BCSC”) of the TSX-V’s jurisdiction to render its decision. In a decision dated February 19, 2021, the BCSC: (i) concluded that the TSX-V had the jurisdiction to issue its procedural determination and that there was no proper basis for the BCSC to interfere with that determination, and, as a result, the BCSC dismissed Mr. Johnston’s appeal, and (ii) noted that the TSX-V had committed on the record of those proceedings that the TSX-V had not reached any conclusions regarding the suitability of Mr. Johnston to be a director or officer of a TSX-V listed company in the future. To the knowledge of the Company, the TSX-V has not taken any additional steps regarding its May 11, 2020 determination.

SECTION 4: COMPENSATION DISCUSSION AND ANALYSIS

Compensation of Executives

Introduction

The Compensation Committee of the Board (the “Compensation Committee”) believes that it is important for our Shareholders to understand the Company’s compensation policies and structure, how they are aligned with the Company’s strategic goals and the compensation decisions made for our executive officers. The following section provides an overview of the Company’s executive compensation program for Fiscal 2022, including the assessments made by the Compensation Committee in determining the compensation paid to the Company’s executive officers in Fiscal 2022. It also sets forth information on the executive compensation program for the next compensation cycle, covering our transition period (November 1, 2022 to December 31, 2022) and new financial year (January 1, 2023 to December 31, 2023).

In Fiscal 2022, the Company’s CEO, CFO and other three most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”) were:

●	Ajay Kochhar, Chief Executive Officer;

●	Tim Johnston, Executive Chair;

●	Debbie Simpson, Chief Financial Officer (effective February 1, 2022);

●	Richard Storrie, Regional President, Americas;

●	Carl DeLuca, General Counsel & Corporate Secretary; and

●	Bruce MacInnis, Former Chief Financial Officer (retired January 31, 2022).

Compensation Objectives

The Company’s executive compensation program is designed to achieve the following objectives:

●

to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to the Company’s success by providing market-competitive compensation opportunities;

●	to motivate these executive officers to achieve the Company’s business and financial objectives;

●	to align the interests of the Company’s executive officers with those of the Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of the business;

●	to reward the Company’s executive officers for their performance and contribution to the Company’s short-term and long-term objectives and success;

●	to continue to foster an entrepreneurial and results-driven culture; and

●	to provide the appropriate balance of short-term and long-term incentives to encourage appropriate levels of risk-taking and prudent decision-making by the Company’s executive team.

The Company will continue to evaluate its executive compensation program on an annual basis and with a view to ensuring that it remains in line with the Company’s development, performance and market practice, and also that pay outcomes align with driving shareholder value.

Compensation Governance

Our Board adopted a written charter for the Compensation Committee that establishes the Compensation Committee’s purpose and its responsibilities with respect to executive compensation. The charter provides that the Compensation Committee is responsible for, among other things, overseeing the compensation strategy and policies for the Company’s executive officers and directors; establishing, reviewing and reporting to the Board on all compensation elements for the Company’s executive officers; administering the Company’s equity-based and incentive-based compensation plans; and reviewing executive compensation disclosure for inclusion in the Company’s public disclosure documents, in accordance with applicable rules and regulations. The Compensation Committee annually reviews the performance of the Company’s CEO and Executive Chair and makes recommendations to the full Board regarding their compensation based on their respective performance relative to pre-established goals and objectives. For the Company’s executive officers who report to the CEO or the Executive Chair, the Compensation Committee reviews the recommendations of the CEO and the Executive Chair for their respective direct reports, and annually evaluates and makes recommendations to the full Board regarding their compensation based on their respective performance relative to pre-established goals and objectives.

The Compensation Committee is also responsible for oversight of the Company’s talent review and succession planning for key leadership positions at the Company. The Committee periodically reviews the composition of executive management to ensure that it has an appropriate mix of skills, experience and diversity. Among the Company’s eight executive officers, two are racially-diverse (25%) and two are gender-diverse (25%). Specific targets or quotas for diversity appointments to executive officer positions have not been adopted by the Company due to the need to consider a balance of criteria in each individual appointment.

Our Compensation Committee currently consists of Rick Findlay (Chair), Jacqueline Dedo, Scott Prochazka and Mark Wellings, each of whom is considered by the Board to be independent. Mr. Findlay will not be standing for re-election at the Meeting and is expected to be succeeded by Ms. Dedo as Committee Chair. Susan Alban is expected to be nominated to the Compensation Committee following the Meeting.

The director nominees expected to serve as members of the Compensation Committee following the Meeting have direct experience that is relevant to their responsibilities regarding executive compensation. In the course of their professional lives, all members of the Committee have been involved with the establishment and monitoring of compensation programs, as well executive recruitment and succession planning programs:

●

Ms. Alban has extensive experience in human resources management and is currently the Chief People Officer and an Operating Partner at venture capital firm Renegade Partners, where she supports the firm’s portfolio companies across all areas of human resources operational support;

●

Ms. Dedo has more than 40 years of experience across a variety of functions and verticals in the automotive industry and has over 20 years of board membership experience, including current service on the board of Workhorse Group Inc.;

●

Mr. Prochazka has extensive experience as an executive officer and director, and currently serves on the compensation committee of two other public companies (being Peridot Acquisition Corp. II and Black Hills Corporation); and

●

Mr. Wellings is a seasoned corporate director and finance industry executive and currently serves on the compensation committees of two other public companies (being Li-Metal Corp. and Adventus Mining Corporation, where he is the committee chair).

For more information on the skills and experience of our Compensation Committee members please see their biographies in Section 3 of this Circular – About the Director Nominees.

Compensation Risk Oversight

The Compensation Committee is responsible for periodically reviewing the Company’s incentive compensation arrangements to determine whether they encourage excessive risk-taking. The Committee is also responsible for reviewing and discussing, at least annually, the relationship between the Company’s risk management policies and practices and its incentive compensation arrangements and evaluating compensation policies and practices that could mitigate any such risk.

For fiscal 2022, the Committee’s independent compensation consultants, Meridian Compensation Partners (“Meridian”), performed an annual risk assessment of our compensation programs, plans and policies to determine whether the potential risks arising from such programs are reasonably likely to have a material adverse impact on the Company. Based upon this review, the Compensation Committee concluded that the Company’s compensation programs, plans and policies do not create risks that are reasonably likely to have a material adverse effect on the Company, and Meridian supported this conclusion. A report summarizing the results of the risk assessment was reviewed and discussed with the Compensation Committee at its November 2022 meeting.

To identify and mitigate compensation policies and practices that could encourage an executive officer to take inappropriate or excessive risks, we have adopted the following practices:

●	short-term incentives for our executive officers are contingent on performance and include a payout cap;

●	equity awards for our executive officers are subject to the approval of our Board;

●

our executive share ownership policy requires our executive officers to own certain minimum equity holdings in the Company, to ensure that their long-term interests are aligned with those of the Shareholders;

●

our Insider Trading Policy prohibits our executive officers and directors from purchasing financial instruments that hedge or offset (or are designed to hedge or offset) a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, except where such transaction has been proposed by an executive officer or director, reviewed and recommended by the Nominating and Governance Committee and approved by the Board (see “Insider Trading Policy and Hedging and Pledging of Common Shares by Executive Officers and Directors” in Section 5 of this Circular – Corporate Governance Policies and Practices, for information regarding proposed transactions which have recently been approved by the Board on the recommendation of the Nominating and Governance Committee as exceptions to such prohibitions);

●

our standard-form executive employment agreements include claw-back provisions which provide that the Company can require the reimbursement of all or a portion of any performance-based incentive compensation awarded to the executive officers after each fiscal year, if wrongdoing has occurred following the effective date of the executive employment agreement, including without limitation in the following circumstances: (i) the Company is required to restate its financial statements; (ii) the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and/or (iii) the amount of the performance-based compensation that would have been awarded to, or the profit realized by, the executive officer had the financial results been properly reported would have been lower than the amount actually awarded or received. Li-Cycle intends to adopt a formal incentive compensation recoupment policy that is compliant with the SEC’s new claw-back rules, once adopted by the NYSE; and

●

all directors and employees are subject to the Company’s Code of Conduct, which has been adopted by our Board and provides for, among other things, a commitment to the highest level of ethical conduct and to avoid even the appearance of improper behaviour.

Independent Executive Compensation Consultant

In January 2021, Willis Towers Watson, an independent executive compensation consulting firm, was retained to provide services to the Board of Directors and the Remuneration and Nominating Committee of Li-Cycle Corp. in connection with the Company’s transition from a privately held business to a public company. Following the completion of the Business Combination on August 10, 2021, Willis Towers Watson continued to provide services to the Company’s Board and Compensation Committee on executive compensation and non-executive director compensation matters for the balance of the financial year ended October 31, 2021 (“Fiscal 2021”).

In late 2021, the Company’s newly-constituted Compensation Committee conducted a review process to consider the selection of a new independent compensation consulting firm, which resulted in the selection of Meridian, another independent executive compensation consulting firm, effective December 13, 2021.

Meridian has since provided the Board and the Compensation Committee with services on executive compensation and non-executive director compensation matters generally, and its scope of work in Fiscal 2022 has included the following:

●	reviewing the peer comparator group of public companies used to benchmark the Company’s compensation programs;

●	reviewing the compensation program for the executive officers of the Company, including benchmarking compensation and reviewing incentive design structure, metrics and goals;

●	reviewing the compensation program for the non-employee directors of the Company;

●	advising on compensation-related trends and regulatory developments; and

●	advising on compensation-related risks.

The Compensation Committee reviewed the information and advice provided by Meridian, among other factors, in making its executive compensation decisions and recommendations to the Board in respect of Fiscal 2022. The Compensation Committee ultimately makes its own recommendations and decisions on compensation matters.

The following table outlines the fees paid to Meridian and Willis Towers Watson for services provided during the past two fiscal years.

Advisor	Executive Compensation-Related Fees ($)(1)		All Other Fees ($)(1)
	Fiscal 2022	Fiscal 2021	Fiscal 2022	Fiscal 2021
Meridian Compensation Partners	116,028	-	-	-
Willis Towers Watson	38,470(2)	241,769(3)	139,058(4)	41,500(4)

Notes:

(1)

Canadian dollar amounts have been converted to U.S. dollars using the Bank of Canada’s average exchange rate for the twelve-month period ended October 31, 2022 of CA$1.00=U.S.$0.7773. All amounts shown inclusive of fees, expenses and taxes.

(2)

In Fiscal 2022, Willis Towers Watson provided services in relation to the review of short-term incentive plan performance for Fiscal 2021, completing the management information circular for Fiscal 2021 and certain market benchmarking of executive pay.

(3)

In Fiscal 2021, Willis Towers Watson provided services on executive compensation and non-executive director compensation matters generally, including establishing a peer comparator group of public companies with similar attributes to the Company for the purpose of benchmarking its compensation programs; designing a new compensation program for the executive officers of the Company, effective upon the completion of the Business Combination, including revised base salary levels, short-term and long-term incentive plan target levels, revised mix of compensation elements, and the introduction of minimum executive share ownership levels; designing a new compensation program for the non-executive directors of the Company, including cash and equity components; and revising the Company’s executive employment agreements to align with comparable public company practices.

(4)

These fees were charged for services to management of the Company on a variety of matters, including development of a global pay structure, assessment of pay levels relative to market and development of compensation guidelines for levels below the executive officer level and advice on global mobility matters. The services were not required to be pre-approved by the Compensation Committee.

The Committee reviews the independence of its compensation consultants annually. The Compensation Committee assessed the independence of Meridian with respect to its services as required by the NYSE rules that relate to the engagement of its advisors and, after consideration of all relevant factors, concluded that Meridian is independent. Meridian does not have any conflict of interest with the Company or any of its directors or executive officers.

Comparator Group

In connection with evaluating the level of pay and pay mix of the Company’s executive officers, and making adjustments to executive compensation effective February 1, 2022 (described below), the Compensation Committee referred to the comparator group in use at that time, which had been developed Willis Towers Watson and reviewed and approved by the Compensation Committee in Fiscal 2021.

The compensation comparator group was subsequently revised, following the engagement of Meridian. The revised compensation comparator group, which has been reviewed and approved by our Compensation Committee, is currently being used to inform compensation decisions in terms of level of pay and pay mix for executive officers, including the NEOs.

Criteria used for establishing the comparator group in Fiscal 2022 included: (i) sector similarity (including advanced recycling, battery technology, EV manufacturing and EV infrastructure), (ii) key competitors for talent, (iii) organization size, with financial characteristics and growth profile such as revenue, market capitalization and enterprise value similar to those of the Company, and (iv) geographic operations and exchange listing (e.g., North American headquartered firms listed on a major U.S. stock exchange).

The comparator groups for Fiscal 2021 and Fiscal 2022 included the following companies (with new additions in Fiscal 2022 shown in bold and those in Fiscal 2021 that were replaced shown in italics).

Fiscal 2021	Fiscal 2022

1.  Allied Motion Technologies Inc.

2.  Atkore Inc.

3.  Canoo Inc.

4.  Casella Waste Systems, Inc.

5.  Ecovyst Inc.

6.  Eos Energy Enterprises, Inc.

7.  Fisker Inc.

8.  Heritage-Crystal Clean, Inc

9.  Hyliion Holdings Corp.

10.  Livent Corporation

11.  Lordstown Motors Corp.

12.  Materion Corporation

13.  Romeo Power, Inc.

14.  The Shyft Group, Inc.

15.  US Ecology, Inc.

16.  Vicor Corporation

1.  Canoo Inc.

2.  Ecovyst Inc.

3.  EVgo, Inc.

4.  Fisker Inc.

5.  Heritage-Crystal Clean, Inc.

6.  Hyliion Holdings Corp.

7.  The Lion Electric Company

8.  Livent Corporation

9.  Lordstown Motors Corp.

10.  Materion Corporation

11.  Proterra Inc.

12.  The Shyft Group, Inc.

13.  Solid Power, Inc.

14.  Stem, Inc.

15.  US Ecology, Inc.

16.  Wallbox N.V.

The Committee also considers general industry survey data for executive officers, particularly those below the NEO level. When making pay decisions, the Committee considers additional factors in positioning pay relative to market, including tenure, role criticality, retention risk, and scope of role among other factors.

Compensation Components

In furtherance of the Company’s stated compensation objectives, the Company’s executive compensation plan includes a mix of base salary, short-term incentives and long-term equity incentives.

Base Salary

The Company seeks to maintain base salary amounts consistent with industry norms, with flexibility to deviate in certain circumstances as appropriate. Base salaries for executive officers, including NEOs, are established based on the scope of their responsibilities, competencies and their prior relevant experience, taking into account compensation paid in the market for similar positions, the market demand for such executives and the executive’s total compensation package. Base salaries are reviewed annually and may be increased for merit reasons, based on the executive’s success in meeting or exceeding individual and Company objectives. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive’s role or responsibilities, as well as to maintain market competitiveness.

The executive officers’ base salaries were adjusted to reflect performance appraisals and annual market adjustments for Fiscal 2022. In particular, Mr. Kochhar’s base salary was increased from $450,000 to $500,000; Mr. Johnston’s base salary was increased from $450,000 to $500,000; and Mr. DeLuca’s base salary was increased from $300,000 to 450,000, each with effect from February 1, 2022. Ms. Simpson joined Li-Cycle in December 2021, at an agreed base salary of $500,000 for Fiscal 2022.    Mr. Storrie joined Li-Cycle in January 2022, at an agreed base salary of $390,000, which was subsequently adjusted to $475,000, retroactive to his hire date.

Short-Term Incentives

Fiscal 2022 Short-Term Incentive Plan (“STIP”)

The Company’s compensation program for NEOs and other executive officers includes eligibility for annual cash bonuses. Annual bonuses are designed to motivate our executive officers to meet our key short-term operational and financial performance objectives. In Fiscal 2022, the NEOs were eligible to earn an annual bonus based on a target percentage of base salary. For the CEO and Executive Chair, the target annual bonus was 120% of base salary; for the CFO, the target annual bonus was 100% of base salary; and for the Regional President, Americas and the General Counsel, the target annual bonus was 70% of base salary.

For the CEO, the Executive Chair, and the CFO, the Fiscal 2022 STIP awards were based 100% on the extent of achievement of the Company’s corporate STIP objectives, while the bonus awards for all other NEOs were based 80% on the extent of achievement of the Company’s corporate STIP objectives and 20% on individual performance measures established by management and reviewed and approved by the Compensation Committee.

The Compensation Committee approved: (i) prioritizing safety and sustainability, (ii) progressing the execution of the Rochester Hub Project on time and on budget, and (iii) expanding production of black mass as the Company’s corporate STIP objectives for Fiscal 2022. These metrics were viewed as critically important to the execution of the Company’s business strategy for the year.

The Company’s Fiscal 2022 corporate STIP objectives and corresponding results are summarized in the table below.

Metric	Weighting	Description of Metric	Score	Weighted Score (Result/ Weighting)	Discretionary Revisions to Weighted Score

Prioritizing Safety & Sustainability

Spoke Operations	10%	Health, Safety & Environment (HSE) incident rate per 1,000 tonnes of black mass produced	Target (100%)	10/10	-

Rochester Hub Project	10%	Total Reportable Injuries Frequency Rate (“TRIFR”) below industry standard for comparable projects	Outstanding (150%)	15/10

Progressing Execution of the Rochester Hub

Project Schedule Conformance	45%	Percentage detailed engineering complete by financial year end (October 31, 2022)	Threshold (50%)	22.5/45	-

Expanding Production of Black Mass

Target Production of Black Mass	35%	6,000 tonnes production threshold	Below Threshold (0%)	0/35	79% of Target (27.5/35 points)

Total	100%	-	-	47.5/100	75/100

In assessing performance on the Company’s Fiscal 2022 corporate STIP objectives, the Committee noted the following:

●	Prioritizing Safety and Sustainability – Above Target – 25/20

○

The Spoke Operations scored target performance against their metric of HSE incident rate per 1,000 tonnes of black mass produced. The Spoke Operations showed improvements over the course of the year, with a decline in the monthly incident rate by the end of the Fiscal 2022.

○

The Rochester Hub Project exceeded outstanding performance levels against its metric, which was based on total reportable injury frequency rate (or TRIFR), relative to standards for similar construction projects.

○	The Company’s overall TRIFR exceeded outstanding performance levels, based on target TRIFR for comparable operations.

●	Progressing Execution of Rochester Hub Project - Threshold – 22.5/45

○	The Company’s Fiscal 2022 corporate STIP metric focussed on percentage of detailed engineering completed as of October 31, 2022, being the end of the Company’s financial year.

○

The Rochester Hub project achieved threshold level performance based on this metric.    Overall and having regard to the other project workstreams, Li-Cycle continues to be on track to commence commissioning of the Rochester Hub in late calendar 2023.

●	Expanding Production of Black Mass - Discretionary Adjustment from 0/35 to 27.5/35

○

The Company’s black mass production objectives were initially set relative to the Company’s stated annual target production range of 6,500 – 7,500 tonnes in Fiscal 2022, with threshold performance set at 6,000 tonnes. Subsequently, the Company revised its target production range to 3,500 – 3,800 tonnes, based on a strategic decision to pursue Spoke optimization projects in Arizona and Alabama, delaying the ramp-up/start-up of those operations. Ultimately, the Company exceeded the top end of the revised target production range by 5.6%.

○

While the calculated result based on the original black mass production metric was below threshold (0/35), the Compensation Committee applied its informed business judgment and approved an overall weighted score of 27.5/35 (corresponding to a result of approximately 79%) on the black mass production metric, taking into account the following factors:

◾

the decision to pursue Spoke optimization projects (which reduced black mass production in Fiscal 2022) was in the best long-term interests of all stakeholders, including our Shareholders, resulting in the operationalization of the Arizona Spoke and the Alabama Spoke at target throughput rates using the Company’s first-in-kind “Generation 3” processing technology with capabilities to shred full-pack electric vehicle batteries;

◾	the absence of historical baseline data when the black mass targets were established made goal-setting very challenging and, as a result, the original targets reflected an extreme level of stretch;

◾	considerable employee effort was expended in achieving the revised black mass production performance targets and the Company ultimately exceeded the top end of its revised production guidance; and

◾	overall consideration of the Company’s competitive positioning for attraction, retention and motivation of top talent.

After scoring each of the above metrics, the Compensation Committee approved an overall Fiscal 2022 corporate STIP score of 75%.

Individual ratings for our NEOs ranged from 83% to 107%, resulting in the final STIP awards to our NEOs for Fiscal 2022 as set forth in the “Summary Compensation Table” below. For the CFO, the Committee exercised its informed judgment to include an additional, individual component to her annual bonus in 2022, in light of prevailing market practices and her significant strategic contributions to the finance function in 2022.

Short-Term Incentives: Approved Design Changes for Fiscal 2023

With the recently announced change in the Company’s financial year from October 31st to December 31st, the Company has designed its 2023 short-term incentive plan to cover both the transition period (from November 1, 2022 to December 31, 2022) as well as the new financial year (from January 1, 2023 to December 31, 2023) (collectively, “Fiscal 2023”). The target annual bonus levels for the NEOs (in % of salary terms) for Fiscal 2023 are the same as in Fiscal 2022.

For Fiscal 2023, the Company has established four “performance pillars”, on which both corporate and individual objectives can be constructed, to align with the Company’s business strategy and mission, vision and values. These are: Customers, Employees, Communities and Shareholders.

The Compensation Committee has approved the following corporate objectives under the Company’s short-term incentive compensation program for Fiscal 2023:

●	Customers (40%) – Operating and commercial performance indicator measured by Spoke availability with the objective of achieving preferred partner status;

●	Employees (20%) – Health and safety performance indicator measured by TRIFR with the objective of zero harm;

●	Communities (15%) – Good corporate citizen performance indicator measured in number of days with the objective of zero business interruptions; and

●	Shareholders (25%) – Optimal cash management performance indicator measured in performance against budget with the objective of delivering strong total shareholder returns.

Long-Term Incentives

Incentive Award Plan

In connection with the Business Combination, the Company adopted the 2021 Incentive Award Plan (the “Incentive Award Plan”) to provide different types of equity-awards to be granted to eligible directors, officers, employees and consultants of the Company and its subsidiaries, including but not limited to options and restricted share units (“RSUs”). Equity-based awards are a variable element of compensation that enable the Company to reward its executive officers, including its NEOs, for their sustained contributions to the Company. Equity awards reward performance and continued employment by an executive officer, with associated benefits to the Company of attracting and retaining employees generally. The Company believes that options and RSUs and other equity-based compensation will provide its executive officers with a strong link to long-term corporate performance and the creation of shareholder value.

The Compensation Committee is responsible for administering the Incentive Award Plan in conjunction with our senior executive officers. The Compensation Committee’s independent compensation consultant assists in determining appropriate equity-based awards for the executive officers, which are benchmarked against a peer comparator group. Previous equity-based awards may be taken into account when considering new grants. Recommendations of the Compensation Committee are put before the Board for final approval.

For more information on the material terms and conditions of the Incentive Award Plan, see “Incentive Award Plan”, below.

Upon the completion of the Business Combination, any outstanding equity awards were fully vested. Accordingly, to support continued alignment with our compensation philosophy and objectives, each of the Company’s executive officers on the date of the Business Combination received a grant of options and/or RSUs upon the completion of the Business Combination. These options were granted on August 10, 2021, have a term of ten years and have an exercise price of $10.93, being the closing sale price for a Share on the NYSE on the day immediately prior to the date of grant. The options vest over a three-year period in increments of one third per annum, with the first tranche having vested on August 10, 2022. The RSUs were granted with effect on December 10, 2021, being the date following the effectiveness of a registration statement on Form S-8 filed by the Company with the SEC to register the Shares issuable pursuant to the terms of the RSUs. The RSUs vest over a three-year period in increments of one third per annum, with the first tranche having vested on August 10, 2022, subject to the participant’s continued employment with the Company.

Fiscal 2022 Long-Term Incentive Plan (“LTIP”)

On January 31, 2022, each of the Company’s executive officers at that time received a grant of options and/or RSUs in respect of Fiscal 2022. These options have a term of ten years and have an exercise price of $7.98, being the closing sale price for a Share on the NYSE on the day immediately prior to the date of grant. The options vest over a three-year period in increments of one third per annum, with the first tranche vesting having vested on January 31, 2023. The RSUs were also granted with effect on January 31, 2022. The RSUs vest over a three-year period in increments of one third per annum, with the first tranche having vested on January 31, 2023, subject to the participant’s continued employment with the Company. Executive officers hired after January 31, 2022 were also granted options and/or RSU awards in respect of Fiscal 2022, pro rated to their date of hire. For the CEO and Executive Chair, the target LTIP award was 175% of base salary; for the CFO, the target LTIP award was 150% of base salary; and for the Regional President, Americas and the General Counsel, the target LTIP award was 60% of base salary. These awards were comprised of 50% options and 50% time-vested RSUs.

For more information on equity awards granted to our NEOs in Fiscal 2022, including negotiated “on-boarding” awards, refer to the “Summary Compensation Table” below.

Long-Term Incentives: Approved Design Changes for Fiscal 2023

The Company has approved long-term incentive awards for Fiscal 2023. The target award levels for the NEOs have been adjusted to place a greater overall weighting on long-term and at-risk compensation. For the CEO and Executive Chair, the target LTIP award for Fiscal 2023 is 250% of base salary; for the CFO, the target LTIP award is 200% of base salary; for the other executive officers the target LTIP award levels range from 60% to 75% of base salary. In Fiscal 2023, Li-Cycle’s LTIP mix continues to be comprised 50% options and 50% time-vested RSUs. While the Committee views this LTIP mix as compatible with the Company’s stage of development, the Committee will look to introduce performance-based equity awards into the LTIP mix in the future.

Executive Share Ownership Policy

In August 2022, the Company adopted an Executive Share Ownership Policy. Under the policy, the Company’s executive officers are required to maintain an equity interest in the Company through the ownership of Shares and/or RSUs equal to at least three times base salary in the case of the CEO and Executive Chair and two times base salary for the other executive officers, within five years from the later of (a) August 10, 2021, being the completion of the Business Combination, and (b) the date of appointment of such executive officer. If the value of an executive officer’s equity interest is less than the prescribed amount, then the executive officer is required to: (i) hold any Shares delivered on the settlement of RSUs, (ii) reinvest the after-tax value of any cash-settled RSUs in Shares, and/or (iii) hold the after-tax value of any exercised options in Shares.

To calculate equity ownership for the purpose of the Company’s Executive Share Ownership Policy, the Company will include: (i) Shares; and (ii) RSUs, both vested and unvested. Shares are valued using the closing sales price of the Shares on the NYSE (“FMV”) on the applicable measurement date, and RSUs are valued using the higher of: (A) the FMV on the date of the issuance of the RSU award, and (B) FMV on the applicable measurement date, with such value reduced by 50% (considering an assumed tax rate of 50%).

Each of the Company’s NEOs was in compliance with the Executive Share Ownership Policy as at October 31, 2022, as shown in the table below.

Named Executive Officer	Ownership Requirement (Multiple of Base Salary)	Ownership Requirement	Shares Held	RSUs Held	Deemed Equity Value	Multiple of Ownership Requirement	Deadline to meet Ownership Requirement	Status

Ajay Kochhar	3x	$1,650,000	24,930,228	129,781	$149,196,736	90.4x	10-Aug-26	Meets
Tim Johnston	3x	$1,650,000	11,394,674	129,781	$68,524,834	41.5x	10-Aug-26	Meets
Debbie Simpson	2x	$1,000,000	0	432,261	$1,638,269	1.6x	13-Dec-26	Meets
Richard Storrie	2x	$950,000	0	113,588	$429,850	0.5x	24-Jan-27	On Track
Carl DeLuca	2x	$900,000	9,048	59,560	$349,590	0.4x	10-Aug-26	On Track

Note: FMV for Share and RSUs as of the measurement date of October 31, 2022 was $5.96.

Summary Compensation Table

The following table shows the compensation earned by, paid to, or awarded to the NEOs in Fiscal 2022.1 As we became a reporting issuer during Fiscal 2021, in accordance with applicable securities laws, compensation information has not been presented with respect to years prior to Fiscal 2021.

					Non-Equity Incentive Plan Compensation(4) ($)
Name and Principal Position	Year	Salary ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)	All Other Compensation(5) ($)	Total Compensation ($)

Ajay Kochhar(6) Chief Executive Officer	2022	487,397	437,500	437,500	438,658	-	-	53,805	1,854,860
	2021	286,850	1,181,500	1,181,500	200,055	-	-	12,092	2,861,997

Tim Johnston(7) Executive Chair	2022	487,397	437,500	437,500	438,658	-	-	37,815	1,838,870
	2021	286,850	1,181,500	1,181,500	200,055	-	-	713	2,850,618

Debbie Simpson(8) Chief Financial Officer (Effective February 1, 2022)	2022	442,466	3,276,541	276,541	357,070	-	-	43,341	4,395,959

Richard Storrie(9) Regional President, Americas	2022	365,685	859,706	859,706	196,080	-	-	68,053	2,349,230

Carl DeLuca(10) General Counsel &Corporate Secretary	2022	412,192	135,000	135,000	234,867	-	-	23,626	940,685

Bruce MacInnis(11) Former Chief Financial Officer (Retired January 31, 2022)	2022	81,900	-	-	-	-	-	4,410	86,310
	2021	220,916	-	2,077,000	-	-	-	445,286	2,743,202

Notes:

(1)

In the above table, all compensation is disclosed in U.S. dollars. A portion of the Salary and/or All Other Compensation for each NEO was paid in Canadian dollars. Those Canadian dollar amounts have been converted to U.S. dollars using the Bank of Canada’s average exchange rate for (a) the twelve-month period ended October 31, 2022 of CA$1.00=U.S.$0.7773, and (b) the twelve-month period ended October 31, 2021 of CA$1.00=U.S.$0.7955.

(2)	Represents the grant date fair value of RSUs granted under our Incentive Award Plan.

(3)

Represents the grant date fair value of options awarded under our Incentive Award Plan, calculated using the Black-Scholes Merton option pricing model, a common and widely-accepted valuation methodology. For the key assumptions used to determine the Share option value for the Fiscal 2022 grants using the Black-Scholes Merton option pricing model, see Note 13 of the Company’s annual financial statements included in our Form 20-F for the year ended October 31, 2022.

(4)	See “Short-Term Incentives” above.

(5)

Represents the value of the employer’s contribution to the employee’s defined contribution retirement savings plan, standard employee benefits coverage (such as health insurance and life insurance), and other taxable benefits (including electric vehicle allowance, on-site parking and executive medical coverage). The Company generally contributes 6% of each NEO’s base salary into a defined contribution registered retirement savings plan, subject to statutory maximums.

(6)	Mr. Kochhar’s base salary was $450,000 from November 1, 2021 to January 30, 2022, and increased to $500,000 effective January 31, 2022.

(7)	Mr. Johnston’s base salary was $450,000 from November 1, 2021 to January 30, 2022, and increased to $500,000 effective January 31, 2022.

(8)

Ms. Simpson joined the Company on December 13, 2021, at a base salary of $500,000, and was appointed Chief Financial Officer on February 1, 2022. She received an on-hire equity award of $3,000,000 payable in RSUs. She also received a FY 2022 LTIP award, pro-rated to reflect her service during the fiscal year, consisting of $276,541 in RSUs and $276,541 in options.

(9)

Mr. Storrie joined the Company on January 24, 2022 at a base salary of $390,000, which was subsequently adjusted to $475,000 with retroactive effect to his first date of employment. He received an on-hire cash award of $50,000. He also received an on-hire equity award, consisting of $750,000 in RSUs and $750,000 options. He received a FY 2022 LTIP award, pro-rated to reflect his service during the fiscal year, consisting of $90,074 in RSUs and $90,074 in options. He then received a make-whole on-hire equity award, consisting of $19,632 in RSUs and $19,632 in options, to reflect the adjustment in his base salary with retroactive effect. Mr. Storrie also received $27,893 in taxable benefits in connection his relocation to Toronto, Ontario upon joining the Company, which amount is included in the table under “All Other Compensation”.

(10)

Mr. DeLuca joined the Company on March 1, 2021. He became an NEO in fiscal 2022. His base salary was $300,000 from November 1, 2021 to January 30, 2022, and increased to $450,000 effective January 31, 2022.

(11)

Mr. MacInnis retired as Chief Financial Officer on January 31, 2022. In connection with his retirement, Mr. MacInnis received an amount of $444,647 paid pursuant to his retirement agreement entered into in Fiscal 2021, which amount is included in the table under “All Other Compensation”.

Outstanding Option-Based and Share-based Awards

The following table indicates, for each of the NEOs, all option-based and share-based awards outstanding as of October 31, 2022.

Name and Principal Position	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options(2) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)

Ajay Kochhar Chief Executive Officer	92,105	7.58	January 31, 2032	-	129,780	773,495	-
	176,871	10.93	August 10, 2031	-
	139,685(3)	0.37	July 19, 2024	780,688
	159,640(3)	0.02	April 11, 2023	948,262

Tim Johnston Executive Chair	92,105	7.58	January 31, 2032	-	129,781	773,495	-
	176,871	10.93	August 10, 2031	-
	199,550(3)	0.37	July 19, 2024	1,115,484
	159,640(3)	0.02	April 11, 2023	948,262

Debbie Simpson Chief Financial Officer	58,219	7.58	January 31, 2032	-	432,261	2,576,276	-

Richard Storrie Regional President, Americas	176,857	7.58	January 31, 2032	-	113,588	676,984	-
	4,542	7.11	September 13, 2032	-

Carl DeLuca General Counsel & Corporate Secretary	28,421	7.58	January 31, 2032	-	59,560	354,977	-
	102,470	10.93	August 10, 2031	-

Bruce MacInnis Former Chief Financial Officer	310,928	10.93	August 10, 2031	-	-	-	-

Notes:

(1)

Except where otherwise indicated, these Share options were granted under the Incentive Award Plan. For a description of the terms of the Incentive Award Plan, see “Incentive Plans –Incentive Award Plan”, below.

(2)

Options are “in-the-money” if the market price of the Shares covered by the options is greater than the option exercise price. Values for Share options are calculated based on the difference between the closing market price of the Shares on the NYSE on October 31, 2022, which was $5.96, and the exercise price. Actual value realized will be the difference between the market price and the option exercise price upon exercise of the options.

(3)

These Share options are governed by the terms of the stock option plan (the “Legacy Stock Option Plan”) or the long-term incentive plan (the “Legacy LTIP”) established by Li-Cycle Corp. prior to the completion of the Business Combination. Pursuant to the Arrangement, outstanding options to purchase common shares of Li-Cycle Corp. were exchanged for options to purchase Shares (with the number of Shares subject to each such option and the exercise price being adjusted in accordance with the terms of the Arrangement), and some of those options to purchase Shares, at the election of the holder, remained outstanding upon completion of the Business Combination and governed by the terms of the Legacy Option Plan or the Legacy LTIP, as applicable. The Board succeeded to the authority and responsibility of the Li-Cycle Corp. board of directors with respect to each such option and each such option is subject to administrative procedures consistent with those in effect under the Incentive Award Plan. Following the consummation of the Business Combination, no further awards have or will be made under the Legacy Stock Option Plan or the Legacy LTIP.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table indicates, for each of the NEOs, (a) the aggregate dollar value that would have been realized if all of the option-based awards which vested during Fiscal 2022 had been exercised on their respective vesting dates; (b) the aggregate dollar value that was realized for RSUs that vested in Fiscal 2022; and (c) the value of the non-equity incentive plan compensation earned during Fiscal 2022.

Name	Option-Based Awards- Value Vested During the Year(1) ($)	Share-Based Awards-Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) ($)

Ajay Kochhar	0	221,417	438,658

Tim Johnston	0	221,417	438,658

Debbie Simpson	-	-	357,070

Richard Storrie	-	-	196,080

Carl DeLuca	0	128,277	234,867

Bruce MacInnis	-	-	-

Notes:

(1)

Represents the value of potential gains from share options of the Company that vested during Fiscal 2022. All of these share options were granted under the 2021 Incentive Compensation Plan. Values are calculated based on the difference between closing market price of the Shares on the NYSE on the date prior to the vesting date, being August 9, 2022 ($7.33 per Share) and the exercise price of the Share Options (being $10.93). Actual value realized will be the difference between the market price and the option exercise price upon exercise of the Share Options.

(2)

Represents the amount realized by each of the NEOs whose RSUs vested during Fiscal 2022, based on a value of $6.145 per Share, which was the price per Share on the settlement date, which was September 15, 2022.

(3)

The value in this column is the value of the annual performance incentive awards earned by each of the NEOs for their performance during Fiscal 2022, which is discussed under “Short-Term Incentives”, above.

Securities Authorized For Issuance Under Equity Compensation Plans

Equity Compensation Plan Information as of October 31, 2022

The following table shows information, as at October 31, 2022, on compensation plans under which Shares are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options or Vesting of RSUs ($)	Weighted Average Exercise Price of Outstanding Options or Average Grant Price of Outstanding RSUs ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (#)

Equity Compensation Plans Approved by Shareholders

Legacy Stock Option Plan and Legacy LTIP(1)	2,695,594	$0.99	0
Incentive Award Plan(2)	3,863,093	$9.18	18,777,789

Equity Compensation Plans Not Approved by Shareholders

-	-	-	-

Total(3)	6,558,687	$5.81	18,777,789

Notes:

(1)

Prior to the completion of the Business Combination, Li-Cycle Corp. maintained a stock option plan (the “Legacy Stock Option Plan”) and a long-term incentive plan (the “Legacy LTIP”). Pursuant to the Arrangement, all of the share options (“Legacy Options”) of Li-Cycle Corp. outstanding under the Legacy Stock Option Plan or the Legacy LTIP fully vested; a total of 28,799 Legacy Options were exercised on a cashless basis in exchange for Shares; and the remaining 106,307 Legacy Options were exchanged for Rollover Options to acquire a total of 4,242,707 Shares. 2,695,594 Rollover options were outstanding as of October 31, 2022. Each Rollover Option, mutatis mutandis, continues to be governed by the terms of the Legacy Stock Option Plan or the Legacy LTIP, as applicable, and the terms of any Share option agreement by which the applicable Legacy Option was evidenced. Any restriction on the exercise of any Legacy Option so replaced continues in full force and effect and the term, exercisability, vesting schedule and other provisions that applied to such Legacy Option otherwise remain unchanged as a result of the replacement of such Legacy Option; provided, however that (x) the Compensation Committee has succeeded to the authority and responsibility of the board of directors of Li-Cycle Corp. with respect to each Rollover Option; and (y) each Rollover Option is subject to administrative procedures consistent with those in effect under the Incentive Award Plan.

(2)	The issued and outstanding options and RSUs under the Incentive Award Plan as at October 31, 2022 consisted of 1,815,056 options and 2,048,037 RSUs.

(3)	Consists of 4,510,650 options and 2,048,037 RSUs.

Incentive Award Plan

The purpose of the Incentive Award Plan is to promote the success and enhance the value of the Company and its subsidiaries by linking the individual interests of the members of the Board, employees, and consultants to those of our Shareholders and other stakeholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our Shareholders. The Incentive Award Plan also provides flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operations will be largely dependent. Set forth below is a summary of the material terms of the Incentive Award Plan.

Eligibility and Administration

The employees, consultants and directors of the Company and its subsidiaries are eligible to receive awards under the Incentive Award Plan. The Incentive Award Plan is administered by the Board with respect to awards to non-employee directors and by the Compensation Committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of the Board and/or officers (referred to collectively as the “plan administrator” below), subject to certain limitations that may be imposed under Section 16 of the U.S. Exchange Act, and/or stock exchange rules, as applicable. The plan administrator has the authority to interpret and adopt rules for the administration of the Incentive Award Plan, subject to its express terms and conditions. The plan administrator can also set the terms and conditions of all awards under the Incentive Award Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

The Incentive Award Plan originally provided that the maximum number of Shares initially available for issuance under the Incentive Award Plan was 14,799,519. The number of Shares available for issuance under the Incentive Award Plan is automatically increased on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, in an amount equal to the lesser of (i) 5% of the outstanding Shares on the last day of the immediately preceding fiscal year, and (ii) such number of Shares determined by the Board. Accordingly, the current maximum number of common shares available under the Incentive Award Plan is 31,756,328. Any Shares distributed pursuant to an award may consist, in whole or in part, of authorized and unissued Shares, treasury Shares or Shares purchased on the open market. Notwithstanding the foregoing, the aggregate number of common shares which may be issued or transferred pursuant to awards under the Long-Term Incentive Plan in the form of incentive stock options (“ISOs”) is 14,799,519.

Awards

The Incentive Award Plan provides for the grant of share options, including ISOs and non-qualified share options, SARs, restricted shares, RSUs, dividend equivalents, share payments, other incentive awards, and cash awards. All awards under the Incentive Award Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards, other than cash awards, generally will be settled in Shares but the plan administrator may provide for cash settlement of any award (other than share options).

Share Options

Share options will provide for the purchase of Shares in the future at an exercise price set on the grant date. The exercise price per Share subject to each option will be set by the plan administrator, but will, except with respect to certain substitute options granted in connection with a corporate transaction, not be less than 100% of the Fair Market Value (as defined in the Incentive Award Plan) of a Share on the date the option is granted. The term of a share option may not be longer than ten years.

Restricted Shares and RSUs

Restricted shares are an award of non-transferable Shares that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver Shares in the future, which may also remain forfeitable unless and until specified conditions are met.

Dividend Equivalents

Dividend equivalents represent the right to receive the equivalent value of dividends paid on Shares and may be granted alone or in tandem with awards other than share options or SARs. Dividend equivalents are credited as of dividend payment dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Vesting

Vesting conditions determined by the plan administrator may apply to each award and may include continued service, performance and/or other conditions.

Certain Transactions

The plan administrator has broad discretion to take action under the Incentive Award Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting the Shares, such as share dividends, share splits, mergers, amalgamations, arrangements, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with Shareholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the Incentive Award Plan and outstanding awards.

In the event of a Change in Control (as defined in the Incentive Award Plan), unless the plan administrator elects to (i) terminate an award in exchange for cash, rights or property, or (ii) cause an award to become fully exercisable and no longer subject to any forfeiture restrictions prior to the consummation of a Change in Control, such award will continue in effect or be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event an award continues in effect or is assumed or an equivalent award substituted, and a holder incurs a termination of service without “cause” (as such term is defined in the sole discretion of the plan administrator, or as set forth in the award agreement relating to such award) upon or within 12 months following a Change in Control, then such holder will be fully vested in such continued, assumed or substituted award.

Plan Amendment and Termination

The Incentive Award Plan provides that the Board may amend or terminate the Incentive Award Plan at any time, provided that no amendment, suspension or termination of the Incentive Award Plan will, without the consent of the holder, materially and adversely affect any rights or obligations under any award, unless the award itself otherwise expressly so provides, and provided further that the Board may not take any of the following actions without approval of Shareholders given within 12 months before or after such action: (i) increase the limit on the maximum number of Shares which may be issued under the Incentive Award Plan, (ii) reduce the price per Share of any outstanding option or SAR granted under the Incentive Award Plan, or (iii) cancel any option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying Shares.

The Incentive Award Plan provides that in no event may any award be granted under the Incentive Award Plan after the tenth anniversary of the earlier of (i) the date on which the Incentive Award Plan is adopted by the board or (ii) the date the Incentive Award Plan is approved by Shareholders.

Employment Arrangements, Termination and Change in Control Benefits

In Fiscal 2021, the Compensation Committee and the Board of Directors, on the advice of its independent compensation consultants, adopted a standard form of executive employment agreement, including an executive severance policy, with certain variations as applicable for the CEO/Executive Chair and based on jurisdiction of residence. The new form of executive employment agreement was initially used with newly-hired executive officers, including Richard Storrie and Debbie Simpson, effective from their date of hire. On March 1, 2022, Li-Cycle entered into new executive employment agreements with each of its other executive officers, in the same standard form, with effect from January 1, 2022, or, for those hired thereafter, with effect from their respective dates of hire. Accordingly, each of the executive officers now has substantially the same form of employment agreement (collectively, the “Employment Agreements”). The Employment Agreements provide for certain payments to an NEO in connection with the termination of the NEO’s employment in various circumstances, as described below.

In the case of Li-Cycle’s termination of the NEO’s employment without cause, or in the case of the NEO’s termination of their employment for good reason (as defined in the Employment Agreements), in either case within twelve months following a change in control (as defined in the Employment Agreements), the NEO is entitled to accrued and unpaid base salary, accrued vacation pay, and reimbursement for business expenses properly incurred; a lump-sum payment in lieu of notice in the amount of eighteen months’ base salary (or twenty-four months’ base salary for the CEO and Executive Chair) plus the amount of the NEO’s annual bonus target in respect of the fiscal year in which the termination occurs, pro-rated to eighteen months (or twenty-four months for the CEO and Executive Chair); matching contributions to the NEO’s registered retirement savings plan up to and including the last day of the statutory notice period required pursuant to applicable employment standards legislation; continued participation in Li-Cycle’s executive benefit plans and perquisites until the end of the statutory notice period pursuant to applicable employment standards legislation, and after, for a period of eighteen months or until the NEO becomes entitled to participate in similar benefit plans with another employer, participation in primary benefit plan coverages (i.e., health care, dental care, and employee assistance program); a lump-sum for the NEO’s annual bonus award in respect of the fiscal year immediately preceding the termination, to the extent earned and unpaid at the date of the termination, calculated at the annual bonus target for such fiscal year, and annual bonus award in respect of the fiscal year of Li-Cycle in which the termination occurs, pro-rated from the start of such fiscal year to the date of the termination, calculated at the annual bonus target for such fiscal year; post-employment treatment of the NEO’s long term incentive plan awards (including without limitation Share options and RSUs) determined in accordance with the terms of the Incentive Award Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy (as described below); and outplacement career counselling ending on the earliest to occur of twelve months following the termination and the date that the NEO obtains full-time employment.

In the case of Li-Cycle’s termination of the NEO’s employment without cause, or in the case of the NEO’s termination of their employment for good reason (as defined in the Employment Agreements), in either case prior to a change in control or more than twelve months after a change in control (as defined in the Employment Agreements), the NEO is entitled to accrued and unpaid base salary, accrued vacation pay, and reimbursement for business expenses properly incurred; payment in equal monthly instalments representing twelve months’ base salary (or eighteen months’ base salary for the CEO and Executive Chair) plus the amount of the NEO’s annual bonus target in respect of the fiscal year in which the termination occurs, pro-rated to twelve months (or eighteen months for the CEO and Executive Chair); matching contributions to the NEO’s registered retirement savings plan up to and including last day of the statutory notice period required pursuant to applicable employment standards legislation; continued participation in Li-Cycle’s executive benefit plans and perquisites until the end of the statutory notice period pursuant to applicable employment standards legislation, and after, for a period of twelve months or until the NEO becomes entitled to participate in similar benefit plans with another employer, participation in primary coverages (health care, dental care, and employee assistance program); post-employment treatment of the NEO’s long term incentive plan awards (including without limitation share options and RSUs) determined in accordance with the terms of the Incentive Award Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy (as described below); and outplacement career counselling ending on the earliest to occur of twelve months following the termination and the date that the NEO obtains full-time employment.

If the NEO is terminated for cause, death, mutually agreed retirement or by the executive without good reason, they will be entitled to payment of any unpaid base salary, vacation pay and reimbursement for business expenses properly incurred accrued to the termination date; matching contributions to the NEO’s registered retirement savings plan up to and including last day of the statutory notice period required pursuant to applicable employment standards legislation; and post-employment treatment of the NEO’s long term incentive plan awards (including without limitation share options and RSUs) determined in accordance with the terms of the Incentive Award Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy (as described below).

If the NEO is terminated for permanent disability, they will be entitled to a lump-sum payment of any unpaid base salary, vacation pay and reimbursement for business expenses properly incurred accrued during the applicable elimination period for long-term disability benefits stipulated in Li-Cycle’s long-term disability insurance plan, less any short-term disability benefit payments provided by Li-Cycle; matching contributions to the NEO’s registered retirement savings plan up to and including the end of the applicable elimination period; continued participation in Li-Cycle’s executive benefit plans and perquisites up to and including the end of the applicable elimination period; post-employment treatment of the NEO’s long term incentive plan awards (including without limitation share options and RSUs) determined in accordance with the terms of the Incentive Award Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy (as described below); and if any, minimum statutory entitlements under applicable employment standards legislation.

The 2021 Executive Severance Policy provides that all unvested options and RSUs will be accelerated and exercisable for the remainder of the term in the case of an executive officer’s termination (i) without cause or resignation for good reason within 12 months following a change in control, (ii) in the case of death, and (iii) in the case of disability. An executive officer’s unvested options and RSUs will continue to vest in the case of mutually agreed retirement. In all other cases of termination, unvested options and RSUs shall be forfeited.

The table below sets out for the NEOs other than Mr. MacInnis the incremental payments that would have been made to them under the terms of their Employment Agreements upon the occurrence of certain events, had they occurred on October 31, 2022. Mr. MacInnis retired as Chief Financial Officer on January 31, 2022. In Fiscal 2021, Mr. MacInnis received an amount of $444,647 paid pursuant to his retirement agreement which is reflected in the “All Other Compensation” column of the “Summary Compensation Table” above.

Name and Principal Position	Event	Salary and annual incentives ($)	Equity-Based Awards(1) ($)	Total ($)

Ajay Kochhar	Termination without cause/termination by Mr. Kochhar for good reason within 12 months following a change in control	2,800,000	773,495	3,573,495
	Termination without cause/termination by Mr. Kochhar for good reason prior to a change of control or more than 12 months following a change in control	1,650,000	-	1,650,000
	Termination for cause, mutually agreed retirement or by Mr. Kochhar without good reason	-	-	-
	Death	-	773,495	773,495
	Permanent disability	-	773,495	773,495

Tim Johnston	Termination without cause/termination by Mr. Johnston for good reason within 12 months following a change in control	2,800,000	773,495	3,573,495
	Termination without cause/termination by Mr. Johnston for good reason prior to or more than 12 months following a change in control	1,650,000	-	1,650,000
	Termination for cause, mutually agreed retirement or by Mr. Johnston without good reason	-	-	-
	Death	-	773,495	773,495
	Permanent disability	-	773,495	773,495

Debbie Simpson	Termination without cause/termination by Ms. Simpson for good reason within 12 months following a change in control	2,000,000	2,576,276	4,576,276
	Termination without cause/termination by Ms. Simpson for good reason prior to or more than 12 months following a change in control	1,000,000	-	1,000,000
	Termination for cause, mutually agreed retirement or by Ms. Simpson without good reason	-	-	-
	Death	-	2,576,276	2,576,276
	Permanent disability	-	2,576,276	2,576,276

Richard Storrie	Termination without cause/termination by Mr. Storrie for good reason within 12 months following a change in control	1,543,750	676,984	2,220,734
	Termination without cause/termination by Mr. Storrie for good reason prior to or more than 12 months following a change in control	807,500	-	807,500
	Termination for cause, mutually agreed retirement or by Mr. Storrie without good reason	-	-	-
	Death	-	676,984	676,984
	Permanent disability	-	676,984	676,984

Name and Principal Position	Event	Salary and annual incentives ($)	Equity-Based Awards(1) ($)	Total ($)

Carl DeLuca	Termination without cause/termination by Mr. DeLuca for good reason within 12 months following a change in control	1,462,500	354,977	1,817,477
	Termination without cause/termination by Mr. DeLuca for good reason prior to or more than 12 months following a change in control	765,000	-	765,000
	Termination for cause, mutually agreed retirement or by Mr. DeLuca without good reason	-	-	-
	Death	-	354,977	354,977
	Permanent disability	-	354,977	354,977

Note:

(1)

The 2021 Executive Severance Policy provides that all unvested options and RSUs will be accelerated and exercisable for the remainder of the term in the case of an executive officer’s termination (i) without cause or resignation for good reason within 12 months following a change in control, (ii) in the case of death, and (iii) in the case of disability. An executive officer’s unvested options and RSUs will continue to vest in the case of mutually agreed retirement. In all other cases of termination, unvested options and RSUs shall be forfeited. The value of unvested options is calculated as the difference between the value of the Shares based on the closing price of the Shares on the NYSE of $5.96 on October 31, 2022) and the exercise price of the relevant options. The value of the unvested RSUs is calculated based on the number of unvested RSUs multiplied by the closing price of the Shares on the NYSE of $5.96 on October 31, 2022.

Shareholder Return Performance Graph

The graph below shows the cumulative total shareholder return of $100 invested in the Company’s Shares on August 11, 2021 (being the first day of trading of the Shares on the NYSE) up to December 31, 2022, compared to the cumulative total shareholder return of the small-cap Russell 2000® Index over the same period. Li-Cycle’s Shares were added to the small-cap Russell 2000® Index effective June 27, 2022. As Li-Cycle became a reporting issuer during Fiscal 2021, share performance and executive compensation information has not been presented with respect to prior periods.

Notes:

Source: S&P Global Market Intelligence

Li-Cycle’s closing price on August 11, 2021 was $10.47.

Chart shows cumulative total return including dividend reinvestment, where applicable.

Over the comparable periods, compensation of the Company’s executive officers also declined. Annual average NEO compensation, as reported in the Summary Compensation Table, was $2,179,324 in Fiscal 2021 and $1,910,986 in Fiscal 2022.

Compensation of Directors

The Charter of the Compensation Committee provides that the Compensation Committee will periodically evaluate and make recommendations to the Board with respect to appropriate forms and amounts of compensation for directors of the Company. In doing so, the Compensation Committee will consider: (i) the time commitment associated with being a director of the Company, including, as applicable, committee (and committee chair) work and Board chair (or lead director) work; (ii) the responsibilities and risks associated with being such a director, (iii) compensation paid to directors of companies and their subsidiaries similar to the Company, and (iv) any other factors the Compensation Committee deems relevant.

In Fiscal 2022, the Board approved the following amounts for director compensation.

Compensation Element	RSU Award Value	Cash Value

Standard Retainer

Director	$140,000	$55,000

Additional Retainers

Lead Director	-	$25,000

Audit Committee Chair	-	$20,000

Compensation Committee Chair	-	$15,000

Other Committee Chair	-	$10,000

Each member of our Board is entitled to reimbursement for reasonable travel and other expenses incurred when attending Board or Committee meetings or otherwise in connection with their director position. Directors do not receive any payment for attending meetings.

Director Share Ownership Policy

Under the Company’s Director Share Ownership Policy, which was amended in August 2022, the Company’s non-employee directors are required to maintain an equity interest in the Company, through the ownership of Shares (or similar instruments such as RSUs) equal to at least five times their annual cash retainer (being $275,000) within five years of joining the Board. This represents an increase from four times the annual cash retainer (being $200,000) in the prior year. If the value of a director’s equity interest is less than the prescribed amount, the director is required to: (i) hold any Shares delivered on the settlement of RSUs, (ii) reinvest the after-tax value of any cash-settled RSUs in Shares, and/or (iii) hold the after-tax value of any exercised options in Shares.

To calculate equity ownership for the purpose of the Company’s Director Share Ownership Policy, the Company will include: (i) Shares; and (ii) RSUs, both vested and unvested. Shares are valued using the closing sales price of the Shares on the NYSE (“FMV”) on the applicable measurement date, and RSUs are valued using the higher of (A) the FMV on the date of the issuance of the RSU award and (B) FMV on the applicable measurement date, with such value reduced by 50% (considering an assumed tax rate of 50%).

Each of the Company’s non-employee directors was in compliance with the Director Share Ownership Policy as at October 31, 2022, as shown in the table below.

Director	Ownership Requirement (5x Cash Retainer)	Shares Held	RSUs Held	Deemed Equity Value	Multiple of Ownership Requirement	Deadline to meet Ownership Requirement	Status

Rick Findlay	$275,000	688,575	29,889	$4,223,904	15.4x	10-Aug-26	Meets

Alan Levande	$275,000	950,203	29,889	$5,783,207	21x	10-Aug-26	Meets

Scott Prochazka	$275,000	101,543	29,889	$725,193	2.6x	10-Aug-26	Meets

Anthony Tse	$275,000	244,387	29,889	$1,576,543	5.7x	10-Aug-26	Meets

Mark Wellings	$275,000	230,234	29,889	$1,492,191	5.4x	10-Aug-26	Meets

Kunal Sinha	$275,000	0	18,072	$64,246	0.2x	31-May-27	On Track

Jacqui Dedo	$275,000	0	14,349	$51,011	0.2x	11-Aug-27	On Track

Note: FMV for Share and RSUs as of the measurement date of October 31, 2022 was $5.96.

Director Compensation Table

The following table shows the compensation earned by each non-employee director of the Company during Fiscal 2022. Neither Mr. Kochhar, the Chief Executive Officer of the Company, nor Mr. Johnston, the Executive Chair of the Company, is included in the table as neither receives compensation for his service as a director of the Company.

Director	Fees Earned or Paid in Cash	Share Based Awards(1) ($)	Option Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation ($)	Total ($)

Jacqueline Dedo	12,554	102,021	-	-	-	-	114,575

Rick Findlay	65,000	140,000	-	-	-	-	205,000

Alan Levande	52,500	140,000	-	-	-	-	192,500

Scott Prochazka	70,000	140,000	-	-	-	-	210,000

Kunal Sinha	22,867	128,492	-	-	-	-	151,359

Anthony Tse	54,701	140,000	-	-	-	14,100(2)	194,701

Mark Wellings	87,500	140,000	-	-	-	-	227,500

Notes:

(1)

In accordance with the Company’s 2022 Director Compensation Program, following the Company’s annual meeting on April 28, 2022, each non-employee director elected at the annual meeting on April 28, 2022 received an RSU award having a value of $140,000. Each non-employee director appointed thereafter received a similar award, pro rated for the period from the date of their appointment to the next annual meeting. The number of RSUs was determined based on the closing price of the Company’s common shares on the New York Stock Exchange on the date of grant. Each of the annual RSU awards vests on April 28, 2023, subject to the participant’s continued service on the Board. The awards granted on April 28, 2022 were based on a closing price of $6.75 per Share, the awards granted to Mr. Sinha on June 7, 2022 were based on a closing price of $7.11 per Share, and the awards granted to Ms. Dedo on September 13, 2022 were based on a closing price of $7.11 per Share.

(2)

This amount represents aggregate fees paid to Anthony Tse in the year ended October 31, 2022 under the terms of a consulting agreement dated July 19, 2019 between Li-Cycle Corp. and Mr. Tse, pursuant to which Mr. Tse provided consulting services to Li-Cycle Corp. in relation to the proposed expansion of its operations in Asia. Mr. Tse was entitled to a fee of $4,700 per month for such services. The consulting agreement was terminated on January 19, 2022.

Outstanding Option-Based and Share-based Awards

The following table indicates, for each of the directors other than Mr. Kochhar and Mr. Johnston, all option-based and share-based awards outstanding as of October 31, 2022.

Director	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- The-Money Options(1)(2) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested(3) ($)	Market or Payout Value of Value of Vested Share-Based Awards Not Paid Out or Distributed ($)

Jacqueline Dedo	-	-	-	-	14,349	85,520	-

Rick Findlay	-	-	-	-	29,889	178,138	-

Alan Levande	-	-	-	-	29,889	178,138	-

Scott Prochazka	-	-	-	-	29,889	178,138	-

Kunal Sinha	-	-	-	-	18,072	107,709	-

Anthony Tse	-	-	-	-	29,889	178,138	-

Mark Wellings	87,003	0.37	July 19, 2024	486,347	29,889	178,138	-

Notes:

(1)

The Company does not grant options as part of its compensation program for non-employee directors. The Share options shown above consist of options granted by Li-Cycle Corp. under the Legacy Stock Option Plan and/or the Legacy LTIP that vested under the Arrangement. Options are “in-the-money” if the market price of the shares covered by the options is greater than the option exercise price. Values for Share options are calculated based on the difference between the closing market price of the Shares on the NYSE on October 31, 2022, which was $5.96, and the exercise price. Actual value realized will be the difference between the market price and the option exercise price upon exercise of the options.

(2)	The Share-based awards shown above consist of RSUs, which have been valued based on the closing market price of the Shares on the NYSE on October 31, 2022, which was $5.96.

SECTION 5: CORPORATE GOVERNANCE POLICIES AND PRACTICES

Introduction

We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to Canadian requirements in lieu of certain NYSE corporate governance rules. While we currently comply with the corporate governance requirements applicable to U.S. domestic companies listed on the NYSE, we may use foreign private issuer exemptions with respect to some of the NYSE listing requirements from time to time.

The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58-201 - Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to National Instrument 58-101 of the Canadian Securities Administrators - Disclosure of Corporate Governance Practices (“NI 58-101”). The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices which the Board and management believe comply in all material respects with the Corporate Governance Guidelines.

The disclosure below, setting forth our key governance practices, includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

Election of Directors

At any general meeting of our Shareholders at which directors are to be elected, a separate vote of Shareholders entitled to vote will be taken with respect to each candidate nominated for director. Pursuant to the OBCA, any casual vacancy occurring on our Board may be filled by a quorum of the remaining directors, subject to certain exceptions.

Director Independence

Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of NI 52-110. It is the Board’s policy to have a majority of directors who satisfy the criteria for “independent directors,” as defined by the applicable rules of the NYSE and Section 1.4 of NI 52-110. The Nominating and Governance Committee annually reviews each director’s independence and any material relationships a director may have with the Company. Following such review, only those directors who the Board affirmatively determines have no material relationship with the Company, and otherwise satisfy the independence requirements of the NYSE and Section 1.4 of NI 52-110, will be considered “independent directors.”

The Board has determined that each of the director nominees other than Mr. Kochhar, Mr. Johnston and Mr. Sinha qualify as “independent directors”, as defined under the rules of the NYSE and NI 58-101, and therefore the Board would consist of a majority of “independent directors” (i.e., 5 of 8 directors). Mr. Kochhar is not independent by reason of the fact that he is our President and Chief Executive Officer; Mr. Johnston is not independent by reason of the fact that he is our Executive

Chair; and Mr. Sinha is not independent by reason of his employment with Glencore, with which the Company has a material commercial relationship.

The Board of Directors Charter provides that if at any point the Chair is not independent, then the Board will also appoint one member to act as the independent “Lead Director” and will set out his or her duties and responsibilities in a position description. The Board Chair is not independent and consequently an independent director, Mark Wellings, has been appointed as Lead Director by the Board and is responsible for ensuring that the Board operates independently of management and that the directors have an independent leadership contact. For more information, see the disclosure relating to the position description of the Lead Director below under “Position Descriptions”.

Meetings of Directors

The Board will meet at least once each quarter, with additional meetings held as deemed advisable, at such times and locations (if any) as the Chair deems necessary to fulfill the Board’s responsibilities. During Fiscal 2022, there were 18 Board meetings, seven Audit Committee meeting, five Compensation Committee meetings, five Nominating and Governance Committee meetings and four HSES Committee meetings.

The independent directors meet, without non-independent directors and members of management, at each meeting. Accordingly, during Fiscal 2022, there were 18 meetings of independent directors. Meetings of independent directors and the agendas for those meetings are set by our Lead Director.

A director who has a material interest in a matter before our Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the OBCA regarding conflicts of interest.

Board of Directors Charter

The Board is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management. The Board has adopted a formal Board of Directors Charter that includes the following as its responsibilities:

●	ensuring a strategic planning process is in place and approving business plans, operating and capital budgets and material transactions and capital investments not in the ordinary course of business;

●	appointing our Chief Executive Officer and developing a written position description for the role of the Chief Executive Officer;

●

developing the corporate goals and objectives that our Chief Executive Officer is responsible for meeting and reviewing the performance of Chief Executive Officer against such corporate goals and objectives;

●

satisfying itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

●

overseeing and approving our Code of Conduct and our Code of Ethics for Principal Executive and Senior Financial Employees and reviewing, approving and overseeing the implementation of our material policies, including the Insider Trading Policy, the Pre-Approval of Audit and Non-Audit Services Policy, the Related Party Transaction Policy and the Anti-Corruption, Sanctions Compliance and Anti-Money Laundering Policy;

●	identifying and assessing the principal risks of our business, and ensuring the implementation of appropriate systems to manage and mitigate these risks; and

●	ensuring the integrity of our internal control system and management information systems and safeguarding our assets.

The full text of the Board of Directors Charter is set out in Schedule A hereto.

Position Descriptions

The Board has adopted a written position description for the Executive Chair which sets out his key responsibilities, including duties relating to ensuring the proper functioning and effectiveness of the Board and its committees; in consultation with the Lead Director, the Chief Executive Officer and the Corporate Secretary, determining the frequency, dates and locations of meetings of the Board and setting the agendas for meetings of the Board; chairing Board and Shareholder meetings and carrying out such other duties and responsibilities as the Board may request from time to time.

The Board has adopted a written position description for the Lead Director which sets out his key responsibilities, including working with the Executive Chair to facilitate the proper functioning and effectiveness of the Board and its committees; consulting with the Executive Chair regarding the frequency, dates and locations of the meetings of the Board and the agendas for those meetings; ensuring that the Board operates independently of management and that the directors have an independent leadership contact; chairing and setting the agenda for in-camera meetings of the independent directors; and performing such other functions as may be reasonably requested by the Board or the Executive Chair.

The Board has also adopted a written position description for each of the committee chairs which set out each of the committee chair’s key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting committee meeting agendas, chairing committee meetings, reporting to the Board and carrying out any other special assignments or any functions as may be requested by the Board.

The Board has adopted a written position description for the President and Chief Executive Officer which sets out the key responsibilities of the President and Chief Executive Officer, including to supervise day-to-day management of the business and affairs of the Company; formulate the Company’s short and long term strategic and business plans and present such plans to the Board; implement capital and operating plans to support the Company’s strategic and business plans; identify the risks associated with the Company’s strategic and business plans and suggest systems to manage such risks; develop and maintain an effective organizational structure; recruit and manage an appropriate senior leadership team; serve as the Company’s role model for responsible, ethical and effective decision-making; act as the principal spokesperson for the Company and oversee the interactions between the Company, the public, investors, regulators, analysts, the media and other stakeholders; and perform such other duties and responsibilities as may be delegated by the Board from time to time.

Orientation and Continuing Education

All new directors will be offered the opportunity to participate in an orientation program of the Company (the “Orientation Program”) upon being elected or appointed to the Board. Together with the President and Chief Executive Officer, the Executive Chair and other management of the Company, the Nominating and Governance Committee will develop, implement, and regularly review and update the Orientation Program. The Orientation Program will include presentations by senior management to familiarize new directors with the role of the Board, its committees and directors, the nature and operation of the Company’s business, the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Business Conduct and Ethics, its Code of Ethics for Principal and Senior Financial Officers, its principal officers, and its external independent auditor. In addition, the Orientation Program will include visits to Company facilities.

In addition to the Orientation Program, the Company will, from time to time, offer director education presentations and will also provide, at Company expense, the opportunity for directors to attend director orientation programs sponsored by leading universities and corporate governance organizations and other programs relating or of interest to directors.

In the past year, directors attended presentations and were provided with materials related to, among other things: director’s roles and duties under applicable laws and stock exchange rules; the Company’s continuous disclosure and financial reporting obligations under applicable securities laws; best practices regarding board composition and refreshment; and trends and requirements regarding diversity, equity and inclusion. Directors have also been provided with presentations from senior management to familiarize them with the Company’s strategic plans, risk management issues and significant issues facing the Company.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) applicable to all of our directors, officers and employees, including our President and Chief Executive Officer, Executive Chair, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and which is a “code” under NI 58-101. The Code of Conduct sets out the Company’s guidelines for appropriate interactions and communications with our customers, fellow employees and other stakeholders, as well as our fundamental rules for doing business. The objective of the Code of Conduct is to provide guidelines for maintaining the Company’s integrity, reputation and honesty with a goal of honoring others’ trust in us at all times.

The full text of the Code of Conduct is posted on our website and under our profile on SEDAR at www.SEDAR.com. If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the Code of Conduct, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Conduct applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

The Nominating and Governance Committee is responsible for overseeing compliance with the Code of Conduct, and will annually review the adequacy of the Code of Conduct and recommend any changes the committee considers appropriate.

The Company encourages all employees, officers and directors to report any suspected violations of the Code of Conduct promptly and intends to thoroughly investigate any good faith reports of violations. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, the Code of Conduct contains procedures that are aimed to facilitate confidential, anonymous submissions by our employees.

Insider Trading Policy and Hedging and Pledging of Common Shares by Executive Officers and Directors

Our Insider Trading Policy prohibits our executive officers and directors from (i) purchasing financial instruments that hedge or offset (or are designed to hedge or offset) a decrease in market value of securities of Li-Cycle, and (ii) holding Li-Cycle securities in a margin account or otherwise pledging securities of Li-Cycle, except where such transactions have been proposed by an executive officer or director, reviewed and recommended by the Nominating and Governance Committee and approved by the Board.

Each of Ajay Kochhar, Co-Founder, President and CEO of the Company and a member of the Board, and Tim Johnston, Co-Founder and Executive Chair of the Company, has proposed to have a company which they respectively control (the “Holdcos”) enter into one or more agreements establishing the terms and conditions of a variable forward transaction with a certain financial institution, which would include both hedging and pledging of certain of the Common Shares that they beneficially own, in order to facilitate personal financial planning (the “Proposed Transactions”). The Proposed Transactions would obligate each of the Holdcos to deliver to the financial institution at a date which is one year from the date of entering into the Proposed Transaction an amount of cash based on the average Common Share price over a certain period. As an alternative to delivering cash on the settlement date, each of Mr. Kochhar and Mr. Johnston through their respective Holdco, may choose to deliver an equivalent number of Common Shares, subject to a minimum and maximum number of Common Shares, based on the trading prices of the Common Shares over a specified period, and would entitle them to a pre-payment for such delivery at the time of entering into the Proposed Transactions. By providing for a minimum and maximum number of Common Shares deliverable at settlement, the Proposed Transactions effectively limit the exposure of Mr. Kochhar and Mr. Johnston to a decline in the trading price of the Common Shares, and, to a corresponding degree, the extent of their participation in any increase in the trading price of the Common Shares, in respect of the Common Shares subject to the Proposed Transactions. Under the terms of the Proposed Transactions, each of the Holdcos would pledge the maximum number of Common Shares deliverable at settlement to secure their obligations under the Proposed Transactions and would also lend up to all of such Common Shares to the financial institution. Mr. Kochhar and Mr. Johnston would not have any voting rights in respect of any Common Shares that are loaned pursuant to the Proposed Transactions.

The Nominating and Governance Committee considered the Proposed Transactions and among other actions taken, discussed the Proposed Transactions with each of Ajay Kochhar and Tim Johnston, received information from a third-party financial institution regarding the Proposed Transactions and received external legal advice regarding the Proposed Transactions. Following this review, the Nominating and Governance Committee recommended to the Board of Directors that the Proposed Transactions be approved as an exception to the general prohibitions on hedging and pledging under the terms of the Insider Trading Policy. The Board of Directors, on the recommendation of the Nominating and Governance Committee, has approved the Proposed Transactions, as exceptions to the general prohibition on hedging and pledging transactions under the terms of the Insider Trading Policy, subject to, (i) each of the Proposed Transactions being completed within an available “open window” under the Insider Trading Policy (the next such open window being expected following the release of the Company’s financial statements in respect of its transition period ended December 31, 2022), (ii) each of the Proposed Transactions being effected in compliance with the timing and volume limitations under Rule 144 of the U.S. Securities Act of 1933, as amended, and (iii) the maximum number of Common Shares deliverable at settlement of the Proposed Transactions being limited to 8,300,000 Common Shares for Mr. Kochhar (being approximately one third of his total beneficial holdings), and 5,700,000 Common Shares for Mr. Johnston (being approximately one half of his total beneficial holdings).

Each of Mr. Kochhar and Mr. Johnston or the Holdcos will have disclosure obligations in respect of the Proposed Transactions, if and when the Proposed Transactions are entered into. Any further hedge or pledge of securities of Li-Cycle by Mr. Kochhar and Mr. Johnston remains prohibited by the Insider Trading Policy, except as approved by the Board in accordance with the Insider Trading Policy.

Whistleblower Protection and Investigation Policy

The Audit Committee has adopted a whistleblower policy (the “Whistleblower Policy”) that describes the procedures by which any employee may submit a good faith complaint without fear of dismissal or retaliation, of any actual or potential or suspected violation of the Company’s Code of Conduct; any applicable laws, rules or regulations; any applicable accounting, auditing or securities regulatory requirements; employment related matters; or other matters of ethical concern.

The Whistleblower Policy permits employees to make complaints to their manager, HR representative, the General Counsel, or to a confidential incident reporting helpline. The helpline is administered by an independent third-party service, called Ethical Advocate, to ensure that questions and reports may be made both anonymously and confidentially. The Company’s General Counsel is responsible for assessing reports and overseeing investigations. All reports are treated as confidential to fullest extent permitted by law and consistent with the need to conduct an appropriate review.

Board Size

The Board believes that the size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Company. The Board must recognize that the Company’s demands on its directors may evolve with the development of the Company and that the size of the Board should be considered over time and within the context of the development of the Company and the directors’ responsibilities. The Board has the ability to increase or decrease its size within the limits defined by the Articles of the Company and in accordance with applicable laws.

During Fiscal 2022, the Board increased its size from seven to nine members. Kunal Sinha was appointed to the Board in May 2022, as the nominee of Glencore Ltd. Jacqueline Dedo was appointed to the Board in August 2022, as a new independent director, following a process led by the Nominating and Governance Committee. This process included engaging an external director search firm to assist in recruiting an independent director with relevant experience from a pool of candidates, all of whom were women.

The Nominating and Governance Committee believes that a Board size of nine members continues to be the optimal Board size for the Company for Fiscal 2023. With Alan Levande and Rick Findlay not standing for re-election, the Company has an opportunity to enhance the balance of diversity, skills and experiences of its members. The Committee has set a 30% target for gender-diversity on the Board, as further noted below. Peridot Sponsor has designated Susan Alban as one of its nominees for election to the Board at the Meeting, and her addition to the Board would enhance the gender-diversity of the Board and its experience in relation to human resources and executive compensation matters. The Nominating and Governance Committee is in the process of recruiting an additional independent director from a pool of candidates, all of whom are women, who qualifies as an “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K. This appointment, which is expected later in 2023, would enhance the Board’s experience in relation to finance matters as well as increase the levels of independence and meet the 30% target for gender-diversity on the Board.

Nomination of Directors

The Nominating and Governance Committee reviews the composition of the Board on a periodic basis in order to ensure that it has the best mix of skills, experience, independence and diversity to guide the long-term strategy and the ongoing business operations of the Company.

The Nominating and Governance Committee, in its periodic review of the composition of the Board, assesses the effectiveness of the Board nomination process and senior management appointment process at achieving the Company’s diversity objectives and monitors the implementation of its Board membership criteria guidelines. The Board has adopted a target of 30% gender-diverse membership on the Board, demonstrating its commitment to diversity, equity and inclusion.

The nominees to the Board include two gender-diverse members (25%) and three racially-diverse members (37.5%). The Board expects to meet the 30% target for gender-diversity following the appointment of an additional director later in 2023.

Director candidates are selected based upon their character, track record of accomplishment in their respective fields, demonstrated leadership characteristics and diversity, as well as their other professional and corporate expertise, skills and experience. Criteria that are considered by the Board in the selection of directors include:

(a)	the independence, judgment, strength of character, reputation in the business community, ethics and integrity of the individual;

(b)

the business or other relevant experience, skills and knowledge that the individual may have that will enable the individual to provide effective oversight of the Company’s business, including anticipated regulatory and market developments;

(c)	the fit of the individual’s skill set, strength of character and judgment; and

(d)

the individual’s ability to devote sufficient time to carry out their responsibilities as a director in light of their occupation and the number of boards of directors of other public companies or significant organizations on which they serve.

In addition, the Company recognizes the importance and benefit of having a board of directors comprised of highly talented and experienced individuals having regard to the need to foster and promote diversity among Board members. Diversity refers to a broad range of factors that are used to distinguish groups and individuals such as age, education, experience, gender and gender expression/identity, sexual orientation, religion, disability, national origin and ethnicity, including Indigenous people and members of visible minorities. In support of this goal, the Nominating and Governance Committee will, in addition to the qualifications discussed above, when identifying candidates to nominate for election to the Board:

(a)

consider criteria that promote gender balance and diversity, including with regard to women, national origin and ethnicity, including Indigenous peoples and members of visible minorities, persons with disabilities and other factors;

(b)	consider the level of representation of women on the Board along with other markers of diversity when making recommendations for nominees to the Board and when succession planning for the Board; and

(c)

engage qualified independent external advisors, as appropriate, to assist the Board in conducting its search for candidates that meet the Board’s criteria regarding skills, gender balance, experience and diversity.

To assist in this process, the Nominating and Governance Committee will be mandated to consider as part of its policies and procedures:

(a)	the periodic evaluation and assessment of individual directors as well as Board committees and the Board as a whole to identify strengths and areas for improvement;

(b)

in consultation with the Board, the development and maintenance of a director skills matrix that identifies the skills and expertise required for the Board along with potential areas for growth and improvement; and

(c)	measures designed to ensure that the nominee recruitment and identification processes are appropriate in terms of depth and scope to foster identification and progression of diverse candidates.

Director Term Limits and Other Mechanisms of Board Renewal

The Board seeks to maintain a balance between ensuring that there are fresh ideas and viewpoints available to the Board while not losing the insight, experience and other benefits of continuity contributed by longer serving Directors. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Nominating and Governance Committee has developed a skills and competencies matrix for the Board as a whole and for individual directors. See “Skills Matrix”, below. The Nominating and Governance Committee conducts a process for the assessment of the performance and effectiveness of the Board, each committee and each director, and reports the evaluation results to the Board on an annual basis. See “Board Evaluation”, below.

Skills Matrix

The Board brings together a range of diversity and a mix of competencies to promote the achievement of the Company’s strategic objectives and effective corporate governance and oversight. Information regarding the Company’s director nominees is set forth in the skills matrix below.

(1)	Definition of core competencies

●

Executive Leadership: Business and strategic management experience from service in significant leadership positions, such as a chief executive officer, chief financial officer or other senior leadership role.

●	Board Experience: Experience as a corporate director, particularly at a public company.

●	Finance: Background and experience in finance, accounting, banking, capital markets, financial reporting or economics.

●	Industry Knowledge: Experience in the company’s businesses and industries, including battery manufacturing, lithium-ion production and cleantech.

●	Operational Experience: Experience defining and driving strategic direction and growth and managing the operations of a business or large organization.

●	International: International background or global experience, including in growth markets.

●	Information Technology: Experience or expertise in technology sector, information security, data privacy, or use of technology to facilitate business operations and customer service.

●	Safety, Health, Environment & CSR: Experience in ESG and community affairs maters, including as part of a business and managing corporate social responsibility issues as business imperatives.

●	Strategic Planning & M&A: Experience in corporate/strategic planning and evaluating, structuring and executing M&A and joint venture transactions.

●	HR / Executive Compensation: Experience in establishing compensation programs, recruitment and succession planning.

●	Capital Projects: Experience in providing leadership or oversight of large capital projects, including on cost and schedule.

●	High-Growth Enterprises: Experience in assisting rapidly scaling businesses advance through various stages of development.

●

Public Policy, Regulatory & Government Relations: Experience in governmental and regulatory affairs, including as part of a business and/or through positions with government organizations and regulatory bodies.

●

Supply Chain & Logistics: Experience in supply chain management encompassing the planning and management of all activities involved in the sourcing and procurement, conversion, and all logistics management activities.

●	Marketing/Sales & Brand Management: Experience managing a marketing/sales function, and in increasing the perceived value of a product line or brand over time in the market.

Board Commitments and Interlocks

The Board does not believe that its members should be prohibited from serving on the boards of other companies so long as those commitments do not create material actual or potential conflicts and do not interfere with the director’s ability to fulfill his or her duties as a member of the Board. An individual member of the Board should not sit on more than four public company boards (including that of the Company). The Company’s Corporate Governance Guidelines provide that if a member of the Board serves as an executive officer of a publicly traded company, that member should not serve on the boards of more than two public companies (including that of the Company or any other company on which such board member is an executive officer).

In selecting nominees for membership, the Board takes into account the other demands on the time of a candidate, and with respect to current members of the Board, their past attendance at, preparedness for and participation in Board and committee meetings. The Company’s Corporate Governance Guidelines provide that directors should advise the chair of the Nominating and Governance Committee and each of the committees in which they serve in advance of accepting an invitation to serve on another public company board.

The Company will seek to have no more than two board and committee interlocks at any given time. A board interlock occurs when two of the Company’s directors also serve together on the board of another public company or investment company.

Board Evaluation

The Nominating and Governance Committee is responsible for developing a process to assess the effectiveness of the Board, its committees, each chair and the directors. The Lead Director, in collaboration with the chair of the Nominating and Governance Committee, will provide an annual assessment of the overall performance and effectiveness of the Board and each committee, the Chair, each committee chair and each director and report annually on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. This assessment is discussed with the full Board following the end of each fiscal year and specifically reviews areas in which the Board and/or management believes that a better contribution could be made. Its purpose is to increase the effectiveness of the Board as a whole, as well as the effectiveness of individual Board members.

In the event that a material change occurs with respect to the principal employment or affiliation of an independent director, such independent director is required to notify the Board Chair and Corporate Secretary of such change. The Board will then consider, with the assistance of the Nominating and Governance Committee, whether, given such material change in such independent director’s principal employment or affiliation, it is appropriate for such director to continue to be nominated as a member of the Board.

Committees of the Board of Directors

The Company has established an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”), a nominating and corporate governance committee (the “Nominating and Governance Committee”) and a health, safety, environment and sustainability committee (the “HSES Committee”). Each committee has a written charter that is posted on our website. Membership of each of the committees was evaluated during Fiscal 2022 and re-constituted effective August 11, 2022 (i.e., one year following the completion of the Business Combination).

Audit Committee

The members of the Audit Committee are Scott Prochazka (Chair), Rick Findlay and Mark Wellings. No changes were made to Audit Committee membership during Fiscal 2022. The Audit Committee met seven times during Fiscal 2022. Mr. Findlay will not be standing for re-election at the Meeting and is expected to be replaced following the Meeting by Jacqueline Dedo. The Nominating and Governance Committee is in the process of recruiting an additional independent director who qualifies as an “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.

The Board has determined that each of the director nominees expected to serve as members of the Audit Committee following the Meeting is an independent director, as required by applicable SEC rules, NYSE listing standards and NI 52-110. Our Board has also determined that at least one member of the Audit Committee, namely Scott Prochazka, qualifies as the “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K and that all director nominees expected to serve as members of the Audit Committee following the Meeting are “financially literate,” as such term is defined in NI 52-110.

The director nominees expected to serve as members of the Audit Committee following the Meeting have direct experience that is relevant to their responsibilities:

●

Mr. Prochazka served as a President and CEO of a NYSE-listed, Fortune 500 energy delivery company, where he supervised the company’s CFO and participated in preparation of SEC financial filings. He currently serves on the audit committee of Peridot Acquisition Corp. II, a NYSE-listed special purpose acquisition company;

●

Mr. Wellings is a seasoned financial professional and corporate director, with over 18 years experience in the corporate finance practice of a Canadian investment bank. He currently serves on the audit committee of two other public companies (Superior Gold Inc. and Adventus Mining Corporation); and

●

Ms. Dedo has had full P&L responsibilities for enterprises with up to $2 billion in revenue and is an experienced corporate director serving on the audit committee of Workhorse Group Inc., a NASDAQ listed issuer.

For more information on the skills and experience of our Audit Committee members, please see their biographies in Section 3 of this Circular – About the Director Nominees.

The Board has established a written charter setting forth the purpose, composition, authority and responsibility of the Audit Committee consistent with the rules of the NYSE, the SEC and the applicable Canadian securities laws. The Audit Committee is, among other things, directly responsible for monitoring the integrity of the Company’s financial statements, financial reporting process and systems of internal controls and procedures; ensuring compliance by the Company with applicable legal and regulatory requirements, reviewing areas of potential significant financial risk to the Company; evaluating the independent auditor’s independence and qualifications; and appointing, determining the compensation of and monitoring the performance of the independent auditors. The Audit Committee oversees risks and exposures to the Company related to, amongst other things, (i) threatened and pending litigation; (ii) claims against the Company or any of its subsidiaries; (iii) tax matters, regulatory compliance and correspondence from regulatory authorities; and (iv) environmental exposure. The text of the Charter of the Audit Committee is set out in Schedule B hereto.

Pre-Approval of Audit and Non-Audit Services Policy

As part of its responsibilities, the Audit Committee is required to pre-approve audit and non-audit services provided by the independent auditor in order to ensure that the provision of such services do not impair the auditor’s independence from the Company. Accordingly, the Committee has adopted a Pre-Approval of Audit and Non-Audit Services Policy (the “Pre-Approval Policy”) that sets forth the procedures and conditions whereby audit and permitted non-audit services to be performed by the independent auditor will be pre-approved. Under the Pre-Approval Policy, the Committee may delegate pre-approval authority to one or more of its independent members. All applications or requests for services to be provided by the independent auditor will be submitted to the Company’s Chief Financial Officer, who will determine whether such proposed services are included within the list of services that have received the general pre-approval of the Committee. Requests or applications to provide services that require the specific approval of the Committee will be submitted to the Committee by both the independent auditor and the CFO.

Compensation Committee

The members of the Compensation Committee are Rick Findlay (Chair), Jacqueline Dedo, Scott Prochazka and Mark Wellings. Mr. Findlay will not be standing for re-election at the Meeting and is expected to be succeeded by Ms. Dedo as Committee Chair. Susan Alban is expected to be nominated to the Compensation Committee following the Meeting.

During the period of Fiscal 2022 from November 1, 2021 through August 11, 2022, the members of the Compensation Committee were Rick Findlay (Chair), Alan Levande and Mark Wellings. On August 11, 2022, Mr. Levande stepped down, and Ms. Dedo and Mr. Prochazka were appointed to the committee. The Board has determined that each of the director nominees expected to serve as members of the Compensation Committee following the Meeting is an independent director, as required by applicable SEC rules, NYSE listing standards and NI-52-110, and that Ms. Alban would also meet such independence requirements. For more information, see Section 4: Compensation Discussion and Analysis – Compensation of Executives – Compensation Governance.

The Compensation Committee met five times during Fiscal 2022.

The Board has established a written charter setting forth the purpose, composition, authority and responsibility of the Compensation Committee consistent with the rules of the NYSE, the SEC and the guidance of the Canadian Securities Administrators. The Compensation Committee, among other things, oversees the compensation strategy and policies of the Company’s employees and directors; establishes, reviews and reports on compensation of the Company’s executive officers; administers equity-based and certain other compensation plans; and reviews the “Compensation Discussion and Analysis” and related executive compensation disclosure for inclusion in the Company’s public disclosure documents.

Nominating and Governance Committee

The members of the Nominating and Governance Committee are Mark Wellings (Chair), Jacqueline Dedo and Scott Prochazka.

During the period of Fiscal 2022 from November 1, 2021 through August 11, 2022, the members of the Nominating and Governance Committee were Mark Wellings (Chair), Alan Levande and Anthony Tse. On August 11, 2022, Mr. Levande and Mr. Tse stepped down and Ms. Dedo and Mr. Prochazka were appointed to the committee. The Board has determined that each of the director nominees expected to serve as members of the Nominating and Governance Committee following the Meeting is an independent director, as required by applicable SEC rules, NYSE listing standards and NI-52-110.

The Nominating and Governance Committee met five times during Fiscal 2022.

The Board has established a written charter setting forth the purpose, composition, authority and responsibility of the Nominating and Governance Committee. The Nominating and Governance Committee is, among other things, responsible for identifying and evaluating individuals qualified to become Board members, consistent with criteria approved by the Board, and recommending such individuals to the Board for approval as nominee; leading the performance review of the

Board and its committees; and overseeing the establishment of the Company’s corporate governance practices and policies.

Health, Safety, Environment and Sustainability Committee

The members of the HSES Committee are Anthony Tse (Chair), Jacqueline Dedo, Rick Findlay and Kunal Sinha. Mr. Findlay will not be standing for re-election at the Meeting.

During the period of Fiscal 2022 from November 1, 2021 through August 11, 2022, the members of the HSES Committee were Tim Johnston (Chair), Anthony Tse, Rick Findlay and Scott Prochazka. On August 11, 2022, Mr. Johnston and Mr. Prochazka stepped down and Ms. Dedo and Mr. Sinha were appointed to the committee.

The HSES Committee met four times during Fiscal 2022.

The Board has established a written charter setting forth the purpose, composition, authority and responsibility of the HSES Committee. On June 7, 2022, the committee charter was amended to add responsibility for sustainability and ESG matters, including oversight of ESG reporting. In connection with that change to the committee’s charter, the committee’s name was also changed from the “Health, Safety, Environmental, Quality and Technical Committee” to the “Health, Safety, Environment and Sustainability Committee”. The function and purpose of the HSES Committee as a result of those amendments is to assist the Board in fulfilling its responsibilities with respect to: (i) overseeing the development and implementation of the health, safety, environment and sustainability policies, procedures and programs of the Company and its subsidiaries; and (ii) monitoring compliance with such policies, procedures and programs.

Disclosure Policy

We have adopted a written disclosure policy (the “Disclosure Policy”), which outlines the procedures and practical guidelines for timely disclosure of information about the Company to the investing public, in accordance with applicable legal and regulatory requirements, and is intended to protect and prevent the improper use or disclosure of undisclosed material information or otherwise confidential information about the Company.

The Disclosure Policy applies to all directors, officers, employees and consultants of the Company and covers all disclosure contained in all documents filed with or furnished to the Company’s securities regulators or stock exchanges. The Disclosure Policy also applies to any and all other statements communicated orally, verbally, in writing or electronically to any person, including, but not limited to, analysts, investors and the public that would reasonably be expected to affect the market price or value of the Company’s securities.

Advance Notice Provisions

We have adopted an advance notice by-law which provides that Shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary at our principal executive offices. To be timely, a shareholder’s notice must be received: (1) in the case of an annual meeting of Shareholders, not less than 30 days no more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of

Shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (2) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day that is the earlier of the date that a notice of meeting is filed for such meeting and the date on which the first public announcement of the date of the special meeting was made. Our advance notice by-law also prescribes the proper written form for a Shareholder’s notice. Our Board may, at its sole discretion, waive any requirement under these provisions.

Choice of Forum

We have adopted a forum selection by-law which provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate courts therefrom, will, to the fullest extent permitted by law, be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the OBCA or our articles or by-laws, or (4) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the OBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our by-law.

SECTION 6: GENERAL AND ADDITIONAL INFORMATION

Interests of Certain Persons or Companies on Matters to be Acted Upon

Other than as described herein, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, no proposed nominee for election as director of the Company and no associate or affiliate of any of the foregoing persons has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed herein.

Interest of Informed Persons in Material Transactions

Except as described below, no informed persons of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction in the last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Kunal Sinha has been nominated for election as a director at the Meeting by Glencore Ltd. See Section 2 of this Circular, “Business of the Meeting – 2. Election of Directors – Glencore Note Purchase Agreement”. Glencore is a significant investor in the Company pursuant to the Glencore Convertible Note and is a party to a number of material commercial agreements with the Company. Mr. Sinha was originally appointed to the board of directors of the Company on May 31, 2022, pursuant to the Note Purchase Agreement. He serves as Glencore’s Head of Recycling.

Indebtedness of Directors, Officers and Employees

Since November 1, 2021, no current or proposed director, executive officer or employee of the Company, or any former director, executive officer or employee of the Company, or any associate of any of the foregoing, is, or has been, excluding routine indebtedness, indebted to the Company or its subsidiaries, either in connection with the purchase of the Company securities or otherwise.

Shareholder Proposals

Shareholder proposals to be considered for inclusion in next year’s management information circular for the Company’s 2024 annual general meeting of Shareholders must be submitted no later than February 27, 2024.

Other Matters

As of the date of this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Additional Information

Additional financial information about Li-Cycle, including Li-Cycle’s 2022 Annual Report on Form 20-F, including its audited consolidated financial statements and notes and related Management’s Discussion and Analysis for the year ended October 31, 2022, are accessible on SEDAR at www.SEDAR.com, on EDGAR at www.sec.gov, on our website at https://investors.li-cycle.com/financials/sec-filings/, or by contacting Li-Cycle by phone at 1-877-542-9253 or by email at investors@li-cycle.com.

Approval by Directors

The Board of Directors of the Company approved the contents of this Circular and authorized it to be sent to each shareholder who is eligible to receive notice of, and vote his, her or its shares at, our Annual General Meeting of Shareholders, as well as to the Company’s auditors.

Carl DeLuca

General Counsel and Corporate Secretary

March 3, 2023

SCHEDULE A

Li-Cycle Holdings Corp.

CHARTER OF THE BOARD OF DIRECTORS

FUNCTION AND PURPOSE

The Board of Directors (the “Board”) of Li-Cycle Holdings Corp. (the “Company”) is responsible for the supervision of the management of the business and affairs of the Company. The Board, directly and through its committees, will provide direction to senior management, generally through the President and Chief Executive Officer (the “CEO”), to pursue the best interests of the Company. The Board’s fundamental objective is to enhance and preserve long-term shareholder value while at the same time considering the legitimate interests of its other stakeholders, including the Company’s employees, customers and communities.

COMPOSITION AND ORGANIZATION

Membership and Qualifications

Composition: The Board will be comprised of at least three directors and not more than ten directors with such number to be fixed by the Board in accordance with applicable legislation, regulations and listing requirements upon the recommendation of the Nominating and Corporate Governance Committee. Directors are elected annually at the Company’s annual meeting of shareholders and must meet the requirements of applicable corporate laws and securities laws, rules, regulations and guidelines.

Independence: A majority of the Board must qualify as “independent”, as defined in accordance with the requirements of applicable stock exchange and securities regulatory authorities, and meet the experience and expertise requirements of the applicable stock exchange and securities regulatory authorities.

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management.

Chair and Lead Director: The Board will appoint one member to act as the Chair and will set out his or her duties and responsibilities in a position description. If at any point the Chair is not independent, the Board will also appoint one member to act as the Lead Director, and will set out his or her duties and responsibilities in a position description.

The Chair may be removed from the position at any time at the discretion of the Board. The incumbent Chair will continue in office until a successor is appointed or he or she is removed by the Board or ceases to be a director of the Company. If the Chair is absent from a meeting, the

Lead Director, if any, will preside at the meeting, and if there is no Lead Director, the Board will, by majority vote, select another director to preside at the meeting.

Board Committees

The Board has established the following committees: the Audit Committee; the Nominating and Corporate Governance Committee; the Compensation Committee; and the Health, Safety, Environmental, Quality & Technical Committee. Subject to applicable law or regulatory requirements, the Board may establish other committees, including ad hoc committees, or merge or dispose of any committee not otherwise required by applicable rules or regulations. In consultation with the Nominating and Corporate Governance Committee, the Board will review the appropriate structure, size, composition, mandate and members of each Board committee, and approve and modifications to such items as considered advisable.

Meetings

Frequency: The Board will meet at least once each quarter, with additional meetings held as deemed advisable, at such times and locations (if any) as the Chair deems necessary to fulfill the Board’s responsibilities. The Board will conduct meetings of the Board in accordance with the Company’s articles and by-laws. The independent directors shall meet, without members of management, at each regularly scheduled meeting.

Agendas and Notice: The Chair, in consultation with the Lead Director and the Corporate Secretary, will establish the meeting dates and the meeting agenda. The Corporate Secretary will send notice of each Board meeting and information concerning the business to be conducted at such meeting, to each director not less than 48 hours prior to each meeting, provided that, except where the Business Corporations Act (Ontario) requires the notice to specify the purpose of, or the business to be transacted at, the meeting, notice need not be sent for any regularly scheduled meeting. The Chair, or a majority of the directors, may call a special meeting of the Board at any time. Attendance at a meeting shall constitute a waiver of notice of such meeting, except attendance for the express purpose of objecting to the notice.

Holding and Recording Meetings: Board meetings may be held in person, telephonically or by other electronic means, or action may be taken by written consent in accordance with the applicable corporate law. The Board may act by a majority vote or unanimous written resolution. The Board will keep written minutes of its meetings. Each director is expected to attend all meetings of the Board and any committee of which he or she is a member and is expected to review and be familiar with Board and committee materials which have been provided in sufficient time for review prior to the meeting.

The Board and the Chair may invite any officer or employee of the Company or any advisors as it deems appropriate from time to time to attend Board meetings (or any part thereof) and assist in the discussion and consideration of matters relating to the Board.

The Board will meet in camera, without any non-independent directors or management present, as a feature at each meeting.

Quorum: A majority of the directors of the Board, present in person or by telephone or other electronic means, will constitute a quorum for Board meetings.

AUTHORITY AND RESPONSIBILITIES

The Board, in exercising its powers and discharging its duties, will act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board operates by delegating certain of its authorities to management and by reserving certain powers for itself. The Board retains the responsibility for managing its own affairs, including selecting its Chair, nominating candidates for election to the Board, constituting committees of the Board and determining director compensation.

In furtherance of its purpose, the Board assumes the following duties and responsibilities, some of which are initially reviewed and recommended by the applicable committee of the Board for full Board approval:

Strategy and Budget

(a)

ensuring a strategic planning process is in place and approving, on at least an annual basis, a business plan which takes into account, among other things, the longer-term opportunities and risks of the business;

(b)	approving the Company’s annual operating and capital budgets;

(c)	reviewing operating and financial performance results in relation to the Company’s business plan and budgets;

(d)	reviewing and approving material transactions and capital investments not in the ordinary course of business;

Board Composition and Administration

(a)	approving individuals identified and presented by the Nominating and Corporate Governance Committee as nominees for election at the next annual meeting of shareholders;

(b)	approving the nomination of directors to the Board, as well as:

i.	ensuring that a majority of the Company’s directors are independent pursuant to applicable legislation, regulations and listing requirements;

ii.	developing appropriate qualifications and criteria for the selection of Board members;

iii.	appointing the chair of the Board (the “Chair”), the lead independent director (the “Lead Director”), if necessary, and the chair and members of each Committee of the Board;

(c)

identifying individuals qualified to become members of the Audit Committee in light of the independence, financial literacy, experience, diversity and other membership requirements set forth under applicable legislation, regulations and listing requirements;

(d)

providing an orientation program for new directors to the Board and continuing education opportunities for all directors to ensure that directors can maintain and enhance their abilities and ensure that their knowledge of the Company’s business remains current;

(e)	determining director compensation and any equity ownership requirements for directors with recommendations of the Compensation Committee;

(f)

assessing annually the effectiveness and contribution of the Board and the Board Chair and Lead Director (if applicable); of each Committee of the Board and their respective chairs; and of individual directors;

(g)	developing written position descriptions for the Board Chair, the Lead Director and the chair of each Committee of the Board;

Human Resource Management and Compensation

(a)	appointing the CEO and developing a written position description for the role of the CEO;

(b)	developing the corporate goals and objectives that the CEO is responsible for meeting and reviewing the performance of the CEO against such corporate goals and objectives;

(c)	approving the Company’s compensation and benefits policies and any changes thereto for executive officers;

(d)	ensuring that the Company’s compensation and benefits policies create and reinforce good conduct, ethical behaviour and promote reasonable risk taking;

(e)	satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers promote a culture of integrity throughout the organization;

(f)	overseeing the Company’s succession planning and talent development;

Governance

(a)	developing the Company’s approach to, and disclosure of, corporate governance practices and developing a set of corporate governance guidelines that are specifically applicable to the Company;

(b)	ensuring that there are appropriate procedures in place for the identification and resolution of conflicts of interest;

(c)

overseeing and approving the Company’s code of conduct and code of ethics for senior financial employees with the purpose of promoting integrity and deterring wrongdoing, and encouraging and promoting a culture of ethical business conduct;

(d)	establishing appropriate limits on the authority delegated to management to manage the business and affairs of the Company;

(e)

reviewing, approving and overseeing the implementation of the Company’s material policies, including the insider trading policy, the pre-approval policy for audit and non-audit services, the related party transaction policy, the anti-corruption policy and health and safety policies and practices;

Risk Management, Internal Controls and Compliance

(a)	identifying and assessing the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage and mitigate these risks;

(b)	ensuring full and complete disclosure of how the Board oversees risk;

(c)	ensuring the integrity of the Company’s internal control system and management information systems and the safeguarding of the Company’s assets;

(d)	reviewing, approving and overseeing compliance with the Company’s disclosure policy and whistleblower procedure;

(e)	overseeing the adequacy of the Company’s processes to ensure compliance by the Company with applicable legal and regulatory requirements;

Financial Reporting and Auditors

(a)

reviewing and approving, as required, the Company’s financial statements, related management’s discussion and analysis and other related financial information, and their filing and disclosure, as required;

(b)	appointing, subject to approval of shareholders, and removing of the external auditor;

Communications

(a)	together with management, meeting with the Company’s shareholders at the annual meeting of shareholders and being available to respond to questions at that time;

(b)	adopting a communication policy for the Company;

(c)	establishing measures for receiving feedback from stakeholders;

(d)

monitoring investor relations programs and communications with analysts, the media and the public and reviewing and approving the disclosure of material information in accordance with the Company’s disclosure policy;

Other

(a)	performing any other activities consistent with this Charter, the Company’s by-laws and governing laws that the Board determines are necessary or appropriate.

OTHER AUTHORITY AND RESPONSIBILITIES

Access to Records and Personnel: The Board will have full access to any relevant records of the Company and its subsidiaries that it deems necessary to carry out its responsibilities. The Board may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Board or its advisors, as it deems necessary to carry out its responsibilities.

Independent Advisors: The Board will have the authority to engage, terminate and determine funding for independent legal counsel, accounting advisors, compensation consultants and other advisors (the “Advisors”) as it deems necessary to carry out its responsibilities. Such Advisors may be the regular advisors to the Company. The Board is empowered to cause the Company or any of its subsidiaries, as applicable, to pay the compensation of the Advisors as established by the Board.

Funding: The Board shall have the authority to determine and approve funding (which will be supplied by the Company) for: (i) payment of compensation to any Advisors engaged by the Board; and (ii) ordinary administrative expenses of the Board or any other expenses that are necessary or appropriate in carrying out its duties.

Delegation: The Board may form and delegate authority to subcommittees and may delegate authority to the Chair or one or more designated directors.

Board Performance and Charter Review: The Board will annually review and assess its performance, effectiveness and contribution, including an evaluation of whether this Charter appropriately addresses the matters that are and should be within its scope. The Board will conduct such review and assessment in such manner as it deems appropriate with the assistance of the Nominating and Governance Committee.

Other: The Board will perform any other activities consistent with this Charter, the Company’s by-laws and governing laws that the Board determines are necessary or appropriate.

Nothing contained in this Charter is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Company.

Approved by the Board of Directors on August 10, 2021 and effective as of August 10, 2021.

SCHEDULE B

Li-Cycle Holdings Corp.

CHARTER OF THE AUDIT COMMITTEE OF THE

BOARD OF DIRECTORS

FUNCTION AND PURPOSE

The Audit Committee (the “Committee”) will assist the Board of Directors (the “Board”) of Li- Cycle Holdings Corp. (the “Company”) in fulfilling its oversight responsibilities by:

(a)	monitoring the integrity of the Company’s financial statements, financial reporting process and systems of internal controls and procedures;

(b)	ensuring compliance by the Company with applicable legal and regulatory requirements;

(c)	reviewing areas of potential significant financial risk to the Company;

(d)	evaluating the independent auditor’s independence and qualifications; and

(e)	monitoring the performance of the independent auditors, as well as any other public accounting firm engaged to perform other audit, review, or attestation services.

While the Committee has the duties and responsibilities set forth in this Charter, the role of the Committee is that of oversight. The Committee is not responsible for planning or conducting the audit or determining whether the financial statements of the Company are complete and accurate and in accordance with applicable accounting rules. Such activities are the responsibility of management and the independent auditors. The Committee and its members are not preparers, auditors, or certifiers of the financial statements or guarantors of the independent auditors’ reports. It is not the duty or responsibility of the Committee to ensure that the Company complies with all laws and regulations. The Committee and each of its members will be entitled to rely on:

(a)	the integrity of those persons and organizations within and outside of the Company from which it receives information;

(b)

the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which will be promptly reported to the Board); and

(c)	representations made by management as to any audit and non-audit services provided by the independent auditors.

COMPOSITION AND ORGANIZATION

Membership and Qualifications

Composition: The Committee will be composed of at least three directors, including a chair of the Committee (the “Chair”), all appointed by the Board after considering any recommendation of the Nominating and Corporate Governance Committee. Each member of the Committee will serve until his or her successor is duly appointed, or upon resignation or removal by the Board.

Independence: Each member of the Committee must qualify as “independent” and meet the experience and expertise requirements of the applicable stock exchange and securities regulatory authorities. At least one member of the Committee must qualify as an “audit committee financial expert” as defined in accordance with the applicable securities regulatory authorities and stock exchanges on which the Company’s securities are listed.

Financial Literacy: All members of the Committee must be financially literate, as defined by the applicable securities regulatory authorities and stock exchanges on which the Company’s securities are listed. A director who is not financially literate may be appointed to the Committee, provided that such director becomes financially literate within a reasonable period of time following such appointment.

Meetings

Frequency: The Committee will meet at least four times a year at such times and locations (if any) as the Chair deems necessary to fulfill the Committee’s responsibilities. The Committee may meet with the independent auditors, and management jointly or separately, to the extent the Committee deems necessary and appropriate.

Agendas and Notice: In consultation with the Corporate Secretary, the Chair will establish the meeting dates and the meeting agenda. The Corporate Secretary will send notice of each Committee meeting and information concerning the business to be conducted at such meeting, to each member of the Committee not less than 48 hours prior to each meeting, provided that notice need not be sent for any regularly scheduled meeting. The Chair, or a majority of the members of the Committee, may call a special meeting of the Committee at any time. Attendance at a meeting shall constitute a waiver of notice of such meeting, except attendance for the express purpose of objecting to the notice. While the Committee is expected to communicate regularly with management of the Company, the Committee will exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities.

Holding and Recording Meetings: Committee meetings may be held in person, telephonically or by other electronic means, or action may be taken by written consent in accordance with the applicable corporate law. The Committee may act by a majority vote at a meeting of the Committee or unanimous written resolution. The Committee will keep written minutes of its meetings and submit such minutes to the Board. The Committee shall report regularly to the Board on its discussions and actions, including any significant issues or concerns that arise at its meetings, and shall make recommendations to the Board as appropriate.

Quorum: A majority of the members of the Committee, present in person or by telephone or other electronic means, will constitute a quorum for meetings of the Committee.

AUTHORITY AND RESPONSIBILITIES

Independent Auditors

Hiring and Selection of Independent Auditors: The Committee will have the sole authority and the direct responsibility for the appointment, compensation, retention, termination and oversight of the independent auditors for the Company (including the resolution of disagreements between management and the independent auditors regarding financial controls or financial reporting) and the independent auditors will report directly to the Committee.

Performance and Independence of Independent Auditors: The Committee will evaluate the qualifications and performance and confirm the independence of the independent auditors on an ongoing basis, but not less frequently than annually. The Committee will confirm receipt from the independent auditors of a formal written statement delineating all relationships between the Company and its subsidiaries and the independent auditors, consistent with applicable accounting rules and standards. The Committee will discuss with the auditors any disclosed relationships or services that may impact the objectivity and independence of the auditors and will take, or recommend that the Board take, appropriate action to oversee the independence of the auditors. The Committee shall review a written report from the independent auditors explaining the auditors’ internal quality-control procedures and any issues raised by the most recent internal quality-control review (or any peer review or inquiry or investigation by governmental or professional authorities).

Approval of Independent Auditor Services: The Committee will review and approve the independent auditors’ annual engagement letter and all audit, audit-related, tax and other non-audit permissible services proposed to be provided by the independent auditors, and the fees for such services. The Committee is responsible for establishing policies and procedures for the Committee’s pre-approval of permitted services by the independent auditors or other registered public accounting firms on an on-going basis. So long as any pre-approval of any transaction or service is presented to the full Committee at its next regularly scheduled meeting, the Committee can delegate to the Chair or one or more members of the Committee the authority to pre-approve audit and permissible non-audit services.

Oversight of Auditors; Audit Plan. The Committee will review and discuss with the independent auditors the overall scope and results of the annual audit and other financial reviews, including the adequacy of staffing and rotation of audit partners as required by applicable law or regulatory authority.

Review of Independent Auditor Report: The Committee will review: (i) any reports required to be prepared by the independent auditors on all critical accounting policies and practices to be used;

(ii) all alternative treatments within applicable accounting rules for policies and practices related to material items that have been discussed with management, including the ramifications of such alternative disclosures and treatments and the treatment preferred by the independent auditors; (iii) other significant reporting issues and judgments, significant regulatory, legal and accounting initiatives, rules and developments that may have a material impact on the Company’s financial statements and their anticipated impact, compliance programs and policies; and (iv) any other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences. The Committee will also discuss with the independent auditors and then disclose those matters whose disclosure is required by applicable accounting or auditing standards.

Financial Reporting Process

Accounting Procedures: The Committee will assist the Board in discharging its responsibility in relation to the quality, acceptability, and integrity of the Company’s accounting policies and principles, reporting practices and internal controls.

Open Communication: The Committee will provide and facilitate an open avenue of communication between the independent auditors, the Board, management and the accounting and finance department of the Company. The independent auditor shall have a direct line of communication to the Committee and may bypass management if deemed necessary. The independent auditor shall report to the Committee and is ultimately accountable to the Committee and the Board.

System of Financial Controls: The Committee will discuss with management, and provide oversight over, the design, implementation, adequacy and effectiveness of the Company’s internal controls and disclosure controls and procedures, and material changes in such controls (including all internal and external people, resources, policies, processes and enforcement) aimed at ensuring the integrity and compliance of the books and records of the Company with International Financial Reporting Standards (“IFRS”) and other applicable laws and regulations and sound business practices.

The Committee will review any significant deficiencies in the design or operation of internal control over financial reporting or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal control over financial reporting, and any required disclosures regarding the Company’s internal controls. The Committee will also review with management and the independent auditors processes to ensure (i) that the necessary books, records and accounts have sufficient detail to accurately and fairly fairly reflect the Company’s transactions; (ii) that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and for the review of the Company’s disclosure controls and procedures and to periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration; and (iii) that adequate processes are in place for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud.

Annual Audit Review: The Committee will review with management and the independent auditors the results of the annual audit of the Company for each fiscal year together with the independent auditors’ audit report thereon, including the Company’s accounting principles and practices, significant judgments, estimates, known and likely misstatements identified during the audit (other than those the independent auditors believe to be insignificant). In performing such review, the Committee will review the scope of the audit, the audit procedures utilized, any difficulties or disputes encountered during the audit, any changes in accounting practices or principles, and any other matters related to the conduct of the audit brought to the Committee’s attention by management or the independent auditors, or which are raised by members of the Committee. Such risks and exposures may include but are not limited to: (i) threatened and pending litigation; (ii) claims against the Company or any of its subsidiaries; (iii) tax matters, regulatory compliance and correspondence from regulatory authorities; and (iv) environmental exposure. Following its review, the Committee will report thereon to the Board and make a recommendation to the Board regarding the approval of the audited annual financial statements by the Board and their filing with applicable securities regulatory authorities.

Quarterly Reviews: The Committee will review with management and the independent auditors the financial statements of the Company each quarter and related notes, including the quarterly financial statements, management discussion and analysis, financial reports, financial projections and other applicable financial disclosure, prior to the public disclosure of such information and together with the independent auditors’ review thereof pursuant to professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards. Following its review, the Committee will approve the quarterly financial statements and their filing with applicable securities regulatory authorities (under the authority expressly delegated by the Board to the Committee).

Financial Reporting Disclosure: The Committee will review with management and the independent auditors the audited annual financial statements and related notes, including the auditors’ report thereon, management discussion and analysis, financial reports, financial projections and other applicable financial disclosure, prior to the public disclosure of such information, and the Committee will be responsible for making a recommendation to the Board as to whether the Company’s financial statements be included in any report filed, as applicable, with any securities regulatory authority. The Committee will consider on an annual basis the Company’s status as a “foreign private issuer” under applicable U.S. securities laws and advise the Board in this regard.

CEO and CFO Certifications. The Committee will review the development and implementation of the Chief Executive Officer’s and Chief Financial Officer’s annual certification plan, receive the CEO and CFO certifications of interim and annual filings made in accordance with applicable Canadian and United States securities laws and review the interim and annual CEO and CFO certifications.

Earnings Announcements. The Committee will review and discuss with management and the independent auditors any earnings press releases, earnings guidance provided to analysts and rating agencies, and other public announcements regarding the Company’s results of operations. Following its review, the Committee will make a recommendation to the Board regarding the approval and public filing of such earnings press releases, earnings guidance and other public announcements (except in the case of press releases and other public announcements in connection with the Company’s quarterly financial statements, which may be approved by the Committee under authority expressly delegated by the Board to the Committee).

General Finance Oversight

Financial Resources: As requested by the Board, the Committee will review and make recommendations to the Board with respect to the Company’s financial resources, financing requirements, and any significant transactions outside the ordinary course of business of the Company.

Hedging & Treasury Management: The Committee will periodically review and receive reports from management with respect to the Company’s hedging strategies and investment strategies (if any) and related matters.

IT & Cybersecurity: The Committee will periodically review and receive reports from management regarding risks and exposures related to information technology, cyber security, data protection and privacy.

Risk Management & Insurance: The Committee will periodically review and receive reports from management regarding risk management and insurance programs and other necessary practices and procedures to monitor and control major business, operational and financial risks.

Tax. The Committee will periodically review and receive reports from management regarding tax planning, audits and related risk.

Related Party Transactions

The Committee will review and approve or ratify, in accordance with the Company’s policies as approved by the Committee, all related party transactions as defined by applicable rules and regulations.

Review of Hiring of Individuals Employed by Independent Auditors of the Company

The Committee will oversee the policies and procedures as required by applicable rules and regulations governing how the Company may employ or receive services from individuals who are or once were partners of or employed by the present and former independent auditors of the Company.

Legal Compliance; Investigations

The Committee will be responsible for overseeing legal and regulatory matters that may have a material impact on financial statements and the Company’s business. The Committee shall have access to management, the General Counsel, and internal and independent auditors in connection with such review. The General Counsel has express authority to communicate at any time with the Committee about compliance matters.

Complaint Handling Process (i.e., “Whistleblower Reporting”)

Submission of Complaints: The Committee will establish, maintain and oversee the procedures for: (i) the receipt, retention, and treatment of complaints regarding accounting, internal controls, or audit matters; and (ii) the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting, audit or internal control matters.

OTHER AUTHORITY AND RESPONSIBILITIES

Access to Records and Personnel: The Committee will have full access to any relevant records of the Company and its subsidiaries that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any of its subsidiaries or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

Independent Advisors: The Committee will have the authority to engage, terminate and determine funding for such independent legal counsel, accounting advisors and other advisors (the “Advisors”) as it deems necessary to carry out its responsibilities. Such Advisors may be the regular advisors to the Company. The Committee is empowered to cause the Company or any of its subsidiaries, as applicable, to pay the compensation of the Advisors as established by the Committee.

Funding: The Committee shall have the authority to determine and approve funding (which will be supplied by the Company) for: (i) payment of compensation to the independent external auditors or any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) any other Advisors engaged by the Committee; and (iii) ordinary administrative expenses of the Committee or any other expenses that are necessary or appropriate in carrying out its duties.

Reports to Board of Directors: The Committee will report regularly to the Board regarding the meetings of the Committee with such recommendations to the Board as the Committee deems appropriate.

Review of this Charter: At least once a year, the Committee will review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for consideration and approval.

Annual Committee Evaluation: The Committee will annually evaluate its performance and report to the Board on the results of the review, including any recommended changes contained therein for approval by the Board.

Delegation: The Committee may form and delegate authority to subcommittees and may delegate authority to the Chair or one or more designated members of the Committee. The Committee cannot delegate its responsibilities to non-committee members.

Other Responsibilities: The Committee will take such other action with respect to the matters set out herein as may be delegated from time to time by the Board, and shall perform such other duties as may be required by applicable law or requested by the Board or deemed appropriate by the Committee. The Committee will discharge its responsibilities, and will assess the information provided to the Committee, in accordance with its business judgment. The Committee will have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate.

Approved by the Board of Directors on August 10, 2021 and amended/restated effective as of August 11, 2022.